                          OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK
                                      OF
                             CITIZENS CORPORATION
                                      BY
                       CITIZENS ACQUISITION CORPORATION
                         A WHOLLY OWNED SUBSIDIARY OF
                        ALLMERICA FINANCIAL CORPORATION
                                      AT
                             $29.00 NET PER SHARE

--------------------------------------------------------------------------------
THIS OFFER AND YOUR RIGHT TO WITHDRAW YOUR TENDER WILL EXPIRE AT 12:00 MIDNIGHT,
     NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 2, 1998, UNLESS EXTENDED.
--------------------------------------------------------------------------------

  Citizens Acquisition Corporation, a subsidiary of Allmerica Financial Corporation, is offering to purchase all of the outstanding shares of common stock of Citizens Corporation that Allmerica Financial Corporation or its subsidiaries do not already own.

  If you desire to tender all or any portion of your shares, you should either:

  . request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, or

  . complete and sign the enclosed Letter of Transmittal, and mail or deliver it, together with any other required documents, to the Depositary and tender your shares to the Depositary by either:

    --delivering your share certificates with the Letter of Transmittal, or

    --arranging for your shares to be transferred by book-entry to the Depositary's account at DTC, as described on page 22.

  If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (in "street name") you must contact such person to tender your shares.

  You may direct any questions and requests for assistance to the Information Agent or the Dealer Managers at their addresses and telephone numbers shown on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

  THIS OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THIS OFFER A NUMBER OF SHARES OF COMMON STOCK OF CITIZENS CORPORATION WHICH, WHEN ADDED TO THE SHARES ALREADY OWNED BY ALLMERICA FINANCIAL CORPORATION OR ITS SUBSIDIARIES, CONSTITUTES AT LEAST 90% OF THE TOTAL SHARES OF COMMON STOCK OF CITIZENS CORPORATION OUTSTANDING. SEE "THE OFFER--CONDITIONS OF THE OFFER."

  If you desire to tender your shares but cannot before the offer expires because:

  . your certificates are not immediately available,

  . you are unable to deliver all of the documents required by the Letter of Transmittal prior to the expiration of the offer, or

  . you cannot complete the procedure for book-entry transfer on a timely basis,

then you may tender your shares by following the procedures for guaranteed delivery as described below on pages 22-23.

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               ----------------
                    The Dealer Managers for the Offer are:
                             GOLDMAN, SACHS & CO.
                               ----------------

            THE DATE OF THIS OFFER TO PURCHASE IS NOVEMBER 2, 1998

                               TABLE OF CONTENTS

INTRODUCTION................................................................   3

SPECIAL FACTORS.............................................................   4
  Background................................................................   4
  Purpose of and Reasons for the Transaction................................   5
  Transaction Structure.....................................................   5
  Fairness of the Transaction...............................................   6
  Certain Projections for Citizens..........................................   7
  Financial Analysis by AFC's Financial Advisor.............................   9
  Certain Litigation........................................................  12
  Certain Effects of the Transaction........................................  13
  Plans for Citizens after the Transaction..................................  14
  Interests of Certain Persons in the Transaction...........................  14
  Past Contacts and Transactions between AFC and Citizens...................  15
  Transactions Concerning the Shares........................................  16
  Certain Tax Consequences..................................................  16

THE OFFER...................................................................  17
  Terms of the Offer........................................................  17
  Conditions of the Offer...................................................  18
  Acceptance for Payment and Payment........................................  20
  Procedures for Tendering Shares...........................................  21
  Withdrawal Rights.........................................................  24
  Price Range of Shares; Dividends..........................................  25
  Certain Information Concerning AFC and the Purchaser......................  26
  Certain Information Concerning Citizens...................................  28
  Available Information.....................................................  30
  Source and Amount of Funds................................................  31
  Certain Regulatory and Legal Matters......................................  31
  Certain Fees and Expenses; Utilization of Citizens Employees..............  33
  Miscellaneous.............................................................  34

Appendix A
  Directors and Executive Officers of AFC and certain of its Subsidiaries... A-1

Appendix B
  Section 262 of the Delaware General Corporation Law....................... B-1

TO THE HOLDERS OF COMMON STOCK
OF CITIZENS CORPORATION:

                                  INTRODUCTION

  Citizens Acquisition Corporation (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of Allmerica Financial Corporation, a Delaware corporation ("AFC"), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Citizens Corporation, a Delaware corporation ("Citizens"), that AFC and its subsidiaries do not already own, at a price of $29.00 per Share, net to the seller in cash without interest (the "Offer Price"). This offer is being made upon the terms and is subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

  Tendering stockholders will not be obligated to pay brokerage commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. AFC will pay all charges and expenses of Goldman, Sachs & Co. ("Goldman Sachs"), as the Dealer Managers, First Chicago Trust Company of New York, as the Depositary (the "Depositary") and Corporate Investor Communications, Inc. as the Information Agent (the "Information Agent") in connection with the Offer.

  THE OFFER IS SUBJECT TO THE CONDITION THAT THE STOCKHOLDERS OF CITIZENS VALIDLY TENDER (AND DO NOT PROPERLY WITHDRAW) A SUFFICIENT NUMBER OF SHARES SUCH THAT, UPON CONSUMMATION OF THE OFFER, AFC AND ITS SUBSIDIARIES (INCLUDING THE PURCHASER) OWN IN THE AGGREGATE AT LEAST 90% OF OUTSTANDING SHARES (THE "MINIMUM CONDITION"). THE PURCHASER RESERVES THE RIGHT TO WAIVE THE MINIMUM CONDITION AND TO PURCHASE PURSUANT TO THE OFFER LESS THAN THE MINIMUM NUMBER OF SHARES NECESSARY TO SATISFY THE MINIMUM CONDITION. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE "THE OFFER--TERMS OF THE OFFER" AND "--CONDITIONS OF THE OFFER."

  If a sufficient number of Shares are tendered pursuant to the Offer such that the Minimum Condition is satisfied, AFC intends to cause the Purchaser to be merged with and into Citizens (the "Merger" and, together with the "Offer," the "Transaction") in a "short form" merger under Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"). In such case, the Merger would be effected without any action by the Board of Directors or stockholders of Citizens. Following consummation of the Merger, Citizens will continue as the surviving corporation (the "Surviving Corporation") and will be an indirect wholly owned subsidiary of AFC. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in Citizens' treasury, by AFC and its subsidiaries, or by stockholders who shall have properly demanded and perfected appraisal rights under Section 262 of the DGCL) will be canceled and converted automatically into the right to receive the Offer Price in cash, or any higher price paid per Share pursuant to the Offer, without interest (the "Merger Price").

  If AFC and the Purchaser choose to waive the Minimum Condition and consummate the Offer, or otherwise do not purchase Shares pursuant to the Offer, they may elect (i) to promptly take such steps as are necessary to cause a merger to be effected pursuant to a merger agreement to be approved by the Boards of Directors and stockholders of the Purchaser and Citizens, which will, if the Shares remain registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), require filing with the United States Securities and Exchange Commission (the "Commission") of certain disclosure materials prior to approval of such Merger by Citizens stockholders, (ii) if there continues to be less than 300 record holders of Shares, terminate registration of the Shares under the Exchange Act and delist the Shares on the New York Stock Exchange (the "NYSE"), or (iii) for an indeterminate period, delay any Merger and engage in certain open market or privately negotiated purchases, at prices which may be greater or less than the Offer Price, in order to increase AFC and the Purchaser's combined ownership to or above 90% of the outstanding Shares, so as to enable the Purchaser to effect a merger as a "short form" merger. See "The Tender Offer--Transaction Structure." As a consequence, no assurance can be given as to when, or if, the Purchaser will cause a merger to be consummated and, similarly, no assurance can be given as to when, or if, the consideration would be paid to stockholders who do not tender their Shares in the Offer.

  Citizens has advised AFC that as of October 1, 1998, there were 34,986,400 Shares issued and outstanding, held of record by 153 shareholders, and that as of such date 67,300 Shares were issuable upon exercise of outstanding options (the "Options") granted under Citizens' 1994 Long Term Stock Incentive Plan, which Options were held of record by 12 persons. (See "Special Factors-- Interests of Certain Persons in the Transaction" and "--Certain Effects of the Transaction" for information concerning outstanding Options.) As of October 1, 1998, AFC and its subsidiaries owned 29,093,500 Shares, or approximately 83% of the total Shares outstanding, the directors and officers of AFC owned approximately 5,900 Shares, or less than 1% of the total Shares outstanding, and stockholders unaffiliated with AFC (the "Unaffiliated Stockholders") owned 5,887,000 Shares, or approximately 17% of the total Shares outstanding. Based on the foregoing, AFC estimates that approximately 2,396,600 Shares will need to be validly tendered pursuant to the Offer (and not properly withdrawn) for the Minimum Condition to be satisfied.

  IF THE PURCHASER INCREASES THE OFFER PRICE PRIOR TO THE EXPIRATION OF THE OFFER, THE INCREASED OFFER PRICE SHALL BE PAID TO ALL HOLDERS OF SHARES PURCHASED PURSUANT TO THE OFFER, WHETHER SUCH SHARES WERE TENDERED PRIOR TO OR AFTER SUCH INCREASE.

                                SPECIAL FACTORS

BACKGROUND

  Citizens was formed in 1993 as a holding company for Citizens Insurance Company of America ("Citizens Insurance"), a Michigan insurance company, in connection with the initial public offering of Citizens common stock. In March and April 1993, Citizens issued an aggregate of 6,981,600 Shares in its initial public offering. As a result of Citizens' initial public offering, approximately 19% of the Shares became publicly held. The remaining 81% of the Shares continued to be held by AFC's subsidiaries. The Citizens' initial public offering was undertaken primarily to facilitate Citizens Insurance's access to the public capital markets. Since 1991, the management and operations of Citizens and other subsidiaries of AFC have been combined in part.

  In 1995 and 1996, Citizens' Board of Directors (the "Citizens Board") authorized the aggregate repurchase of up to 1,800,000 Shares. Citizens purchased Shares from time to time in the open market at prevailing prices. See "Transactions Concerning the Shares." As a result of the reduction in the number of shares outstanding, AFC and its subsidiaries currently own approximately 83% of the Shares.

  In May 1998, AFC hired new senior management to manage its property and casualty business. As part of its strategic plan for its property and casualty business, such management has sought to further integrate AFC's various property and casualty businesses which it believed could be better accomplished with Citizens as a wholly owned subsidiary of AFC. As a part of this initiative, in September 1998, AFC management determined to consider the possible acquisition of the remaining Shares held by the public. In September 1998, AFC retained Goldman Sachs as its financial advisor to evaluate a potential transaction with Citizens. AFC management then determined to present a proposal to acquire the publicly held Shares to the Board of Directors of AFC (the "AFC Board") at its regularly scheduled meeting to be held on October 27, 1998. The proposal included a cash tender offer for all of the publicly held Shares and a second-step merger of the Purchaser into Citizens provided the Minimum Condition was satisfied. To ensure that all Citizens stockholders were treated equally, the proposal provided that the price per Share paid in such Merger would be the same as the price paid pursuant to the tender offer.

  At its October 27, 1998 meeting, after extensive discussion of the proposal and consideration of the presentations by its financial and legal advisors, the AFC Board determined that the terms of the Transaction were fair to the Unaffiliated Stockholders and approved the commencement of the Offer for all of the outstanding Shares that AFC and its subsidiaries did not already own at the Offer Price. See "Fairness of the Transaction." John F. O'Brien, a director and the Chief Executive Officer of each of AFC and Citizens, was present at the meeting but abstained from voting on the Transaction. The AFC Board also approved the Merger, subject to the satisfaction of the Minimum Condition and the consummation of the Offer. In determining to approve the Offer and the Offer Price, the AFC Board considered a number of factors including, without limitation, the current and historical market price of the Shares, as well as the future earnings potential of Citizens. In arriving at its determination that the terms of the Transaction were fair to the Unaffiliated Stockholders, the AFC Board also considered several valuation methods discussed by Goldman Sachs in its presentation. See "Fairness of the Transaction," "Certain Projections for Citizens" and "Financial Analysis by AFC's Financial Advisor."

  Later on October 27, 1998, at a regularly scheduled meeting of the Board of Directors of Citizens (the "Citizens Board"), the executive officers of AFC advised the Citizens Board that AFC intended to commence the Offer. In contemplation of the Offer, the Citizens Board formed a special committee of the Citizens Board (the "Citizens Special Committee"), consisting of James A. Cotter, Jr., Dona Scott Laskey and Neal J. Curtin, each of whom were the only Citizens directors that were neither present or former directors, officers or employees of AFC. The Citizens Special Committee appointed James Cotter as its chairperson. AFC issued a press release regarding the Offer on October 27, 1998.

PURPOSE OF AND REASONS FOR THE TRANSACTION

  AFC and the Purchaser are pursuing the Transaction for the purpose of increasing AFC's indirect ownership of Citizens from 83% to 100%. AFC believes that with Citizens as a wholly owned subsidiary it will be able to more effectively manage its property and casualty business. In addition, as a result of AFC's initial public offering in 1995, AFC believes it has ready access to the public capital markets and thus direct access by Citizens to the public capital markets is no longer necessary.

  AFC believes that the costs associated with the listing of the Shares on the NYSE and Citizens being a reporting company under the Exchange Act outweigh any resulting benefits. The present requirement to maintain the listing of the Shares on the NYSE and registration of the Shares under the Exchange Act imposes on Citizens direct and indirect compliance costs that would be eliminated after consummation of the Transaction. In addition, compliance with such ongoing requirements impose an administrative burden on Citizens, resulting in the diversion of management time and resources.

  In addition, boards of directors of publicly traded companies often have to address conflicts of interest that inevitably arise as a result of the differing interests and goals of majority and minority stockholders. AFC believes that eliminating the potential for any conflict between the interests of AFC and the other stockholders of Citizens is a substantial benefit of the Transaction.

TRANSACTION STRUCTURE

  The Offer is structured as a tender offer which does not require the approval of the Citizens Board or any committee thereof. If, following consummation of the Offer, AFC and its subsidiaries, including the Purchaser, own 90% or more of the Shares, AFC will cause its subsidiaries to transfer any and all Shares they own to Purchaser. AFC will then cause the Purchaser and Citizens to effect the Merger as a short-form merger under Section 253 of the DGCL which will not require any action or approval by the Citizens Board or any Citizens stockholder. The Transaction has been structured to permit the Unaffiliated Stockholders to decide whether or not to tender their Shares pursuant to the Offer and to provide a mechanism for the Unaffiliated Stockholders to obtain cash for their Shares at the earliest possible time. The Transaction has not been structured to require that a majority of the Shares held by the Unaffiliated Stockholders be tendered in order for the Purchaser to consummate the Offer or the subsequent Merger.

  If AFC and the Purchaser choose to waive the Minimum Condition and consummate the Offer, or otherwise do not purchase Shares pursuant to the Offer, the Purchaser may either (i) elect to promptly take such steps as are necessary to cause a merger to be effected pursuant to a merger agreement approved by the Boards of Directors and stockholders of each of the Purchaser and Citizens which, if the Shares remain registered under the Exchange Act, will require filing with the Commission of certain disclosure materials prior to such approval of the Merger by Citizens' stockholders, (ii) if there continues to be less than 300 record holders of Shares, terminate registration of the Shares and delist the Shares on the NYSE or (iii) for an indeterminate period, delay a merger and engage in open market or privately negotiated purchases in order to increase AFC's and the Purchaser's combined ownership to or above 90% of the Shares, at prices which may be greater or less than the Offer Price. Any such acquisition of Shares by AFC or the Purchaser would have to be made in accordance with applicable legal requirements, including those of Regulation 13D and Rules 10b-18 and 13e-3 under the Exchange Act. After completion or termination of the Offer, AFC and the Purchaser also reserve the right, but have no current intention, to sell Shares in open market or negotiated transactions. There can be no assurance that AFC or the Purchaser will acquire such additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired. As a consequence, no assurance can be given as to when, or if, AFC or the Purchaser will cause a merger to be consummated, and similarly no assurance can be given as to when, or if, the consideration will be paid to stockholders who do not tender their Shares in the Offer.

  As a result of the Merger, the Purchaser will cease to exist and Citizens will continue as the Surviving Corporation. Each Share outstanding immediately prior to the Merger (other than Shares held in Citizens' treasury or by the Purchaser and other than Shares held by any stockholder that properly perfects its right to appraisal under Section 262 of the DGCL ("Dissenting Shares")) shall, without any action on the part of the holder of such Share, be canceled and converted into the right to receive the Merger Price, which will be an amount in cash equal to the Offer Price, or any higher price per Share paid in the Offer. The Merger Price will be payable to the holders of such canceled Shares upon the surrender of the Certificate or certificates formerly representing such Shares. No interest will be paid on the Merger Price.

  Dissatisfied holders of Shares who have not tendered their Shares in the Offer may elect to exercise appraisal rights in respect of the Merger in accordance with Section 262 of the DGCL. See "The Offer--Certain Regulatory and Legal Matters--Appraisal Rights" and Appendix B to this Offer to Purchase. Holders of Shares who tender and do not withdraw their Shares in the Offer are not entitled to appraisal rights.

FAIRNESS OF THE TRANSACTION

  AFC and the Purchaser believe that the Transaction, including the Offer Price and the Merger Price, is fair to the Unaffiliated Stockholders. The Offer Price and the Merger Price were determined by AFC and the Purchaser after considering the factors set forth below and without negotiations with or input by Citizens or the Citizens Special Committee. The factors considered by the AFC Board and the Purchaser included the following:

  . The current and historical trading prices of the Shares and the fact that the $29.00 per Share price to be paid in the Offer and the Merger represents a premium of approximately 5.2% over the closing price for the Shares on October 26, 1998, the last trading day before the public announcement of the Transaction (as reported on the NYSE Composite Tape) and a premium of 6.7% and 8.5% over the average of the closing prices of the Shares for the 30 and 60 day periods, respectively, immediately prior to such public announcement.

  . The information and analyses presented by Goldman Sachs, AFC's financial advisor. See "Financial Analysis by AFC's Financial Advisor."

  . That the Offer Price and the Merger Price represent a premium of approximately 11% over the book value per Share of $26.21 as of June 30, 1998.

  . That the Offer Price and the Merger Price represent a premium of approximately 7% over the most recent price paid by Citizens for its purchase of Shares. See "Transactions Concerning the Shares."

  . That the terms of the Transaction, including the structural features of the Offer which provide for a prompt cash tender offer for all outstanding Shares held by the Unaffiliated Stockholders to be followed, if certain conditions are satisfied, by a merger for the same consideration, enable the Unaffiliated Stockholders to obtain the benefits of the Transaction in exchange for their Shares at the earliest possible time.

  . That the Transaction structure permits each Unaffiliated Stockholder to decide whether or not to tender their Shares pursuant to the Offer, but does not require that a majority of the Shares held by the Unaffiliated Stockholders be tendered in order for the Purchaser to consummate the Offer or the subsequent Merger.

  . That the Shares have generally had low trading volume and the Offer will provide holders with the opportunity for liquidity, without the transaction costs associated with open-market sales.

  . AFC's knowledge of the business, assets, operating results and prospects of Citizens, the risks involved in achieving those prospects and the general condition, outlook and trends of the property and casualty industry.

  . That AFC has no present intention of selling its Shares to a third party and no third party has made a bid for the Shares.

  . That the Unaffiliated Stockholders may exercise rights of appraisal under the DGCL in connection with the Merger.

  AFC and the Purchaser did not find it practicable to, and therefore did not, quantify or otherwise assign relative weights to the individual factors considered in reaching their conclusion as to fairness. Neither AFC nor the Purchaser considered the liquidation value of Citizens because the Unaffiliated Stockholders, without the approval of AFC, do not have the power to liquidate Citizens.

  Citizens will be obligated to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the Commission within ten business days of the date of this Offer to Purchase.

CERTAIN PROJECTIONS FOR CITIZENS

  The following sets forth certain financial information and projections (the "Projections") for Citizens for the fiscal years ending December 31, 1998, 1999 and 2000. Citizens does not in the ordinary course publicly disclose projections as to future revenues or earnings and the Projections were not prepared with a view to public disclosure. These Projections were not prepared in accordance with generally accepted accounting principles and Citizens' independent accountants have not examined or compiled any of the following Projections or expressed any conclusion or provided any other form of assurance with respect to such Projections and accordingly assume no responsibility for such Projections. These Projections were delivered to Goldman Sachs solely in connection with their due diligence investigation of Citizens in order for them to prepare the financial analysis described below in connection with the Transaction. The Projections were prepared with a limited degree of precision, and were not prepared with a view to compliance with the guidelines established by the American Institute of Certified Public Accountants regarding projections, which would require a more complete presentation of data than as shown below. While presented with numerical specificity, the Projections were prepared by Citizens in the ordinary course in July 1998, and are based upon a variety of estimates and hypothetical assumptions, which, although considered reasonable by Citizens at the time the Projections were prepared, may not or may no longer be accurate, may not be realized, and are also inherently subject to significant business, economic and competitive uncertainties, most of which are beyond the control of Citizens. Accordingly, there can be no assurance that any of the Projections will be realized and the actual results for 1998, 1999 and 2000 may vary materially from those shown. The inclusion of the Projections herein should not be regarded as a representation by Citizens, the Purchaser, AFC, the Citizens Special Committee, Goldman Sachs or any other person that the projected results will be achieved. These Projections should be read in conjunction with the historical financial information of Citizens included elsewhere in this Offer to Purchase--See "Certain Information Concerning Citizens."

  The material assumptions underlying the following Projections concern (i) growth in written premium, (ii) level of net investment income, (iii) expected loss ratios and (iv) expected levels of underwriting expenses as a percentage of written premium. The Projections assume that the rate of overall growth in Citizens' property and casualty insurance business will be modest. Net investment income is forecast to decline modestly, resulting primarily from lower investment yields. Total statutory loss and loss adjustment expense ("LAE") ratio for Citizens is forecast to be approximately 76.1%, 74.8% and 74.3% in 1998, 1999 and 2000, respectively. Statutory underwriting expense ratios are forecast to be 25.1%, 24.3% and 24.0% in 1998, 1999 and 2000,
respectively.

                                                   YEAR ENDING DECEMBER 31,
                                                 -------------------------------
                                                   1998        1999      2000
                                                 ESTIMATED   ESTIMATED ESTIMATED
                                                 ---------   --------- ---------
Net premiums written............................  $ 890.9     $ 926.8   $ 970.9
                                                  =======     =======   =======
Net premiums earned.............................  $ 877.1     $ 907.0   $ 946.6
Net investment income...........................     98.2        96.5      96.0
Net realized gains..............................     36.9         --        --
Other income....................................      6.0         6.0       6.0
                                                  -------     -------   -------
  Total revenue.................................  1,018.2     1,009.5   1,048.6
Loss and LAE....................................    667.5       678.4     703.4
Operating expenses..............................    229.5       230.8     238.6
Policyholder dividends..........................      6.1         5.4       5.7
                                                  -------     -------   -------
  Total expenses................................    903.1       914.6     947.7
Income before taxes.............................    115.1        94.9     100.9
Federal income taxes............................     21.8        13.7      16.0
                                                  -------     -------   -------
Net income......................................  $  93.3(1)  $  81.2   $  84.9
                                                  =======     =======   =======
Adjusted net income.............................  $  69.3(1)  $  81.2   $  84.9
                                                  =======     =======   =======

--------
(1) Projected net income and adjusted net income for 1998 reflect expected catastrophe losses that are higher than those projected for 1999 and 2000. Please see "Certain Information Concerning Citizens--Selected Financial Information" and "Recent Developments" for information concerning certain historical results of Citizens and its subsidiaries for the six months ended June 30, 1998 and the three months ended September 30, 1998.

  The foregoing Projections constitute "forward looking statements" and readers should be aware that the following important factors among others, in some cases have affected and in the future could affect, Citizens actual results and could cause the Citizens actual results for 1998, 1999 and 2000 to differ materially from those in the Projections.

  These factors include, among others, the following possibilities: (i) adverse catastrophe experience and severe weather; (ii) adverse loss development for events Citizens insured in prior years; (iii) heightened competition, including the intensification of price competition, the entry of new competitors, and the introduction of new products by new and existing competitors; (iv) adverse state and federal legislation, including decreases in rates, limitations on premium levels, increases in minimum capital and reserve requirements, benefit mandates, limitations on the ability to manage care and utilization, and tax treatment of insurance products; (v) changes in interest rates causing a reduction of investment income or in the market value of interest rate sensitive investments; (vi) failure to obtain new customers, retain existing customers or reductions in policies in force by existing customers; (vii) higher service, administrative, or general expense due to the need for additional advertising, marketing, administrative or management information systems expenditures; (viii) loss or retirement of key executives; (ix) increases in medical costs, including increases in utilization, costs of medical services, pharmaceuticals, durable medical equipment and other covered items; (x) termination of provider contracts or renegotiation at less cost-effective rates or terms of payment; (xi) changes in Citizens liquidity due to changes in asset and liability matching; (xii) restrictions on insurance underwriting, based on certain criteria; (xiii) adverse changes in the ratings obtained by independent rating agencies such as Moody's, Standard and Poors and A.M. Best; and (xiv) uncertainty related to the Year 2000 issue.

FINANCIAL ANALYSIS BY AFC'S FINANCIAL ADVISOR

  AFC has retained Goldman Sachs as its financial advisors in connection with the Offer. Goldman Sachs were requested to review data relating to Citizens which was supplied by AFC and Citizens, as well as published financial and market information. Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and has assumed such accuracy and completeness for purposes of preparing the Goldman Sachs Report (as defined below). Goldman Sachs were not requested to perform any independent examination or investigation of Citizens' businesses or assets. Accordingly, Goldman Sachs did not attempt to verify the accuracy or completeness of the information supplied by AFC, Citizens or obtained through other sources. The Goldman Sachs Report was provided for the information and assistance of the AFC Board in connection with its consideration of the Offer and does not constitute a recommendation as to whether any holder of Shares should tender their Shares in connection with the Offer.

  In preparing the Goldman Sachs Report, Goldman Sachs reviewed, among other things: Annual Reports on Form 10-K of Citizens for the five years ended December 31, 1997; selected Statutory Annual Statements filed by certain insurance subsidiaries of Citizens with the insurance departments of the states under the laws of which they are respectively organized; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from Citizens to their respective stockholders; and the Projections. Goldman Sachs also held discussions with members of the senior management of AFC and Citizens regarding the past and current business operations, financial condition, and future prospects of Citizens. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Citizens with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as it considered appropriate.

  At a meeting between representatives of Goldman Sachs, the AFC Board and AFC's counsel on October 27, 1998, Goldman Sachs discussed certain financial analyses regarding Citizens (the "Goldman Sachs Report"), a summary of which is set forth below. The Goldman Sachs Report has been filed as an exhibit to the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the Offer (the "Schedule 13E-3"). The description of the analyses set forth below is qualified by reference to the text of the Goldman Sachs Report.

    (a) Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares separately and in comparison to the Standard & Poor's industrial average of 500 stocks (the "S&P 500 Index") and an index comprised of certain property and casualty insurance companies (the "Property & Casualty Composite") for the last year immediately preceding the AFC Board meeting (daily from October 27, 1997 to October 26, 1998) and since Citizens' initial public offering on March 19, 1993 (weekly from March 19, 1993 to October 26, 1998). The Property & Casualty Composite consists of the following companies: SAFECO Corporation, Ohio Casualty Corporation, The Commerce Group Inc., Harleysville Group Inc. and Selective Insurance Group, Inc. These companies were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to Citizens. These analyses indicated that: (i) the stock price increase or decrease for the last one year (daily from October 27, 1997 to October 26, 1998) for Citizens, the S&P 500 Index and the Property & Casualty Composite were approximately (5%), 22% and (11%), respectively; and (ii) the stock price increase or decrease since Citizens initial public offering on March 19, 1993 (weekly from March 19, 1993 to October 26, 1998) for Citizens, the S&P 500 Index and the Property & Casualty Composite were approximately 15%, 138% and 42%, respectively.

    In addition, Goldman Sachs analyzed the annual rates of return (including reinvestment of dividends) for Citizens, the S&P 500 Index and the Property & Casualty Composite for the following time periods: (i) since the Citizens initial public offering on March 19, 1993; (ii) for the three year period ending October 26, 1998; (iii) for the one year period ending October 26, 1998; and (iv) since January 1, 1998 to October 26, 1998. Such analysis indicated that the annual rate of return over such periods for (i) Citizens was 2.5%, 15.5%, (4.7%) and (4.4%), respectively; (ii) for the S&P 500
  Index was 16.7%, 22.8%, 22.3% and 13.0%, respectively; and (iii) for the Property & Casualty Composite was 10.3%, 12.4%, (11.0%) and (15.1%), respectively.

    (b) Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to Citizens to corresponding financial information, ratios and public market multiples for the companies comprising the Property & Casualty Composite (the "Property & Casualty Composite Companies"). Goldman Sachs calculated and compared various financial multiples and ratios. The multiples of Citizens were calculated using a price of $27.56 per Share, the closing price of the Shares on the New York Stock Exchange on October 26, 1998. The multiples and ratios for Citizens were based on information provided by Citizens' management and I/B/E/S International, Inc. ("IBES") and the multiples for each of the Property & Casualty Composite Companies were based on the most recent publicly available information. IBES is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors. For purposes of its evaluation, Goldman Sachs considered, among other multiples and ratios,
  (a) price/estimated 1998 earnings ratios ("1998 P/E Ratios") and 1999 ("1999 P/E Ratios"); (b) five-year earnings per share ("EPS") growth rates (provided by IBES other than the growth rate for Citizens derived from information provided by Citizens' management) ("5-Year EPS Growth Rates");
  (c) 1998 P/E Ratios as a ratio of 5-Year EPS Growth Rates ("1998 P/E to 5-Year Growth Ratios") and (d) price as a multiple of book value ("Price/Book").

    Goldman Sachs' analyses of the Property & Casualty Composite Companies indicated that (a) 1998 P/E Ratios ranged from a low of 9.2x to a high of 16.9x for the Property & Casualty Composite Companies, with a median of 13.6x, as compared to 13.8x (based on IBES estimates) and 14.1x (based on Citizens' management estimates) for Citizens, and 1999 P/E Ratios ranged from a low of 8.4x to a high of 14.0x for the Property & Casualty Composite Companies, with a median of 12.4x, as compared to 10.8x (based on IBES estimates) and 12.0x (based on Citizens' management estimates) for Citizens; (b) the 5-Year EPS Growth Rates for each of the Property & Casualty Composite Companies equalled 10%, with a median of 10.0%, as compared to 10.0% (based on IBES estimates) and 5.0% (derived from information provided by Citizens' management) for Citizens; (c) 1998 P/E to 5-Year Growth Ratios ranged from a low of 0.92% to a high of 1.69% for the Property & Casualty Composite Companies, with a median of 1.36%, as compared to 1.38% (based on IBES estimates) and 2.83% (based on Citizens' management estimates) for Citizens and (d) Price/Book multiples ranged from a low of 0.88x to a high of 1.75x for the Property & Casualty Composite Companies, with a median of 1.08x, as compared to 1.05x for Citizens.

    In addition, Goldman Sachs compared price to next fiscal year earnings ratios (using median EPS estimates provided by IBES) monthly from April 1993 to September 1998 for Citizens, the S&P 500 Index and the Property & Casualty Composite. This analysis indicated that during such time period Citizens traded approximately in line with the Property & Casualty Composite and traded below the S&P 500 Index. Goldman Sachs also compared the Price/Book ratios monthly from April 1993 to September 1998 for Citizens, the S&P 500 Index and the Property & Casualty Composite. This analysis indicated that during such time period Citizens traded below the Property & Casualty Composite and the S&P 500 Index.

    (c) Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis for the common stock of Citizens on a standalone basis under the following three scenarios: (a) using earnings estimates provided by IBES (the "IBES Case"); (b) using United States generally accepted accounting principles ("GAAP") earnings estimates provided by Citizens' management and assuming a 5% EPS growth rate after 2000 (the "5% Management Case") and (c) using GAAP earnings estimates provided by Citizens' management and assuming a 10% EPS growth rate after 2000 (the "10% Management Case"). Goldman Sachs calculated the present value, to January 1, 1999, of dividends from the first quarter of 1999 through the fourth quarter of 2002 using discount rates of 10%, 12% and 14% and assuming a constant annual dividend of $0.20. Goldman Sachs calculated Citizens' terminal values in the year 2002 based on price/estimated 2003 GAAP earnings ratios ranging from 10x to 14x. These terminal values were then discounted to January 1, 1999 using discount rates of 10%, 12% and 14%. For purposes of its analysis, Goldman Sachs did not consider any possible synergies as a result of the transaction. Using the discounted cash flow methodology described above, the implied per share values for Citizens ranged (i) from $22.71 to $36.35 in the IBES Case; (ii) from $16.99 to $27.12 in the 5% Management Case; and (iii) from $19.45 to $31.09 in the 10% Management Case.

    Goldman Sachs also performed a discounted cash flow analysis for the common stock of Citizens on a standalone basis using the maximum dividends permitted under Michigan law without regulatory approval ("Maximum Dividend") and terminal values of Citizens Insurance Company of America plus an estimated valuation (employing a multiple of surplus) of Citizens Insurance Company of The Midwest and Citizens Insurance Company of Ohio of $20 million. Goldman Sachs calculated the present value, to January 1, 1999, of Maximum Dividends of Citizens Insurance Company of America from 1999 through 2003 using discount rates of 10%, 12% and 14%. The Maximum Dividend in each year was calculated as follows: the greater of (i) 10% of the previous year's surplus and (ii) the previous year's net income (based on Michigan law) excluding realized gains; subject to a maximum ratio of net premiums written to surplus of 1.65x. Goldman Sachs calculated Citizens' terminal values in 2003 based on price/estimated 2004 GAAP earnings ratios ranging from 10x to 14x. These terminal values were then discounted to January 1, 1999 using discount rates of 10%, 12% and 14%. Certain assumptions used in this analysis, including premium growth, loss ratios, expense ratios, dividend ratios, reserve development, investment yields and tax-exempt investments/total invested assets were estimated using Citizens' management projections and historical data of Citizens Insurance Company of America. Using the discounted cash flow methodology described above, the implied per share values for Citizens ranged from $24.20 to $33.60.

    (d) Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to selected transactions between stockholders owning between 60% to 90% of the target company, on the one hand, and the target company, on the other hand, in the financial services industry (the "Financial Services Transactions") and for all industries (the "Selected Transactions"). Such analysis indicated that the premium paid in such transactions as compared to the target company stock price one day prior to announcement of such transactions ranged from
  (i) a low of (0.8%) to a high of 37.1%, with a median of 12.7% for the Financial Services Transactions and (ii) a low of (11.1%) with a median of 19.9% for the Selected Transactions.

  The preparation of the Goldman Sachs Report was a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Goldman Sachs Report. No company or transaction used in the above analyses as a comparison is directly comparable to Citizens or the contemplated transaction. The analyses were prepared solely for purposes of Goldman Sachs providing the Goldman Sachs Report to the AFC Board and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of AFC, Citizens, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, the Goldman Sachs Report was one of many factors taken into consideration by the AFC Board in making its determination to proceed with the Offer.

  Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with AFC having acted as co-managing underwriter of a public offering of AFC's common stock in October 1995. AFC selected Goldman Sachs as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Offer.

  A copy of the Goldman Sachs Report has been filed as Exhibit (b) to the
Schedule 13E-3 filed by AFC and Citizens and is incorporated herein by reference. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs and is qualified by reference to the Goldman Sachs Report filed as Exhibit (b) to the Schedule 13E-3. Copies of the Goldman Sachs Report are available for inspection and copying at the principal executive offices of AFC during regular business hours by any stockholder of AFC, or a stockholder's representative who has been so designated in writing. A copy of the Goldman Sachs Report shall be provided by AFC to any stockholder or any representative of a stockholder who has been so designated in writing upon written request and at the expense of the requesting stockholder or representative.

CERTAIN LITIGATION

  Since the announcement by AFC of its intention to commence the Offer, five lawsuits have been commenced by Unaffiliated Stockholders in the Delaware Court of Chancery: Susser v. O'Brien, et al, Civil Action No. 16745; Specht v. O'Brien, et al, Civil Action No. 16746; Steiner v. O'Brien, et al, Civil Action No. 16747; Finkelstein v. O'Brien, et al, Civil Action No. 16748; and McKinnie
v. O'Brien, et al, Civil Action No. 16749. Each of the actions purports to be a class action brought on behalf of the Unaffiliated Stockholders and asserts claims against AFC, Citizens and the members of the Citizens Board. The actions each allege that, through the conduct of the defendants, AFC has proposed to acquire the Shares at an unfair and inadequate price, in violation of fiduciary duties allegedly owed by the defendants to the Unaffiliated Stockholders. The various complaints purport by their terms to seek injunctive relief preventing consummation of the Offer and related Merger, or rescission if they are successfully consummated, and compensatory damages. No motion for injunctive relief has been filed. The complaints have not yet been formally served upon the defendants and the time within which the defendants have to respond to the complaints accordingly has not expired. The defendants anticipate that the complaints will be consolidated into a single action. AFC believes the actions to be without merit, and intends to defend the actions vigorously. The description of the lawsuits set forth above is qualified by reference to the complaints filed in such lawsuits which have been filed as exhibits to the Schedule 13E-3.

CERTAIN EFFECTS OF THE TRANSACTION

  The Offer, when followed by the Merger, will have the effect of eliminating the Shares (other than Dissenting Shares) of Unaffiliated Stockholders. As a result of the Merger, Target will be a wholly owned indirect subsidiary of AFC.

  PARTICIPATION IN FUTURE GROWTH. If the Offer and the Merger are consummated, Unaffiliated Stockholders will not have the opportunity to participate in the future earnings, profits, and growth of Citizens and will not have a right to vote on corporate matters. AFC, as the ultimate parent company of Citizens, will indirectly own a 100% interest in the net book value and net earnings of Citizens and will benefit from any increase in the value of Citizens following the Offer and the Merger. Similarly, AFC will bear the risk of any decrease in the value of Citizens after the Merger and Unaffiliated Stockholders will not face the risk of a decline in the value of Citizens after the Merger.

  EFFECT ON THE MARKET FOR THE SHARES. Notwithstanding the intention of AFC to effectuate the Merger and eliminate the Shares of Unaffiliated Stockholders pursuant to Section 253 of the DGCL, if the Minimum Condition is not met, the Purchaser may choose to waive the Minimum Condition and purchase the Shares tendered pursuant to the Offer. Under such circumstances, the Purchaser would not have the requisite 90% ownership necessary to effect a "short form" merger and may decide not to consummate the Merger. Such a purchase would reduce the number of Shares that trade publicly and the number of stockholders, which would be likely to further adversely affect the liquidity and market value of any remaining Shares held by the public after the Offer. If after the consummation of the Offer the number of record holders remained below 300, AFC could terminate the registration of the Shares under the Exchange Act and the Shares would be no longer eligible for listing on the NYSE.

  EXCHANGE ACT REGISTRATION. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Citizens to its stockholders and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a), no longer applicable to Citizens. Furthermore, if the Purchaser acquires a substantial number of Shares, the ability of "affiliates" of Citizens and persons holding "restricted securities" of Citizens to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated.

  MARGIN REGULATIONS. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which means that, among other things, brokers may extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities. Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and therefore could no longer be used as collateral for credit extended by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

  STOCK OPTIONS. At the time of the Merger, each outstanding option or right to purchase Shares (a "Company Option") will be converted into an option to purchase shares of common stock of AFC. Each such Company Option shall continue to be exercisable upon the same terms and conditions as in effect with respect to such Company Option prior to the Merger, except that (i) such Company Option shall be exercisable for that number of shares of AFC Common Stock equal to the product of (x) the number of Shares for which such Company Option was exercisable multiplied by (y) the quotient obtained by dividing (A) the Offer Price by (B) the Average AFC Stock Price (as defined below) (such quotient being referred to herein as the "Stock Price Ratio"); and (ii) the exercise price of such option shall be equal to the exercise price per share of such option as of the date hereof divided by the Stock Price Ratio. The term "Average AFC Stock Price" shall mean the average of the Closing Market Prices (as defined below) for the twenty consecutive trading days ending on the trading day prior to the closing date of the Merger. The "Closing Market Prices" for any trading day means the closing sales price of the AFC common stock as reported in the New York Stock Exchange Composite Tape (as reported by the Wall Street Journal or, if not reported thereby, as reported by another source as mutually agreed by AFC and Citizens) for that day.

PLANS FOR CITIZENS AFTER THE TRANSACTION

  It is expected that, following the Transaction, the business and operations of Citizens will be continued by Citizens substantially as they are currently being conducted. None of the AFC Entities (as defined below) have any present plan or proposal that would result in an extraordinary material corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of assets, involving Citizens or any of its subsidiaries, or any material changes in Citizens' corporate structure or business or the composition of its management or personnel, except that the Purchaser expects that the Citizens Board will be reduced from seven to four directors, each of whom will be officers of AFC. Upon consummation of the Merger, AFC intends to conduct a review of Citizens and its assets, businesses, operations, properties, policies, corporate structure, capitalization, financing needs, dividend and distributions policy, and management and consider if any changes would be desirable in light of the circumstances then existing.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

  Stockholders should be aware that members of the Citizens Board other than the members of the Citizens Special Committee have certain interests which are referred to below, and which may present them with actual or potential conflicts of interest in connection with the Transaction.

  Four of the seven members of the Citizens Board are currently members of the AFC Board or are officers of AFC, and several of Citizens' executive officers are also officers of AFC. Such persons are expected to retain their respective positions at AFC following the consummation of the Merger. In addition, certain of the Citizens' directors and executive officers own shares of common stock of Citizens or of AFC (or both). As of October 1, 1998, the following directors and executive officers of AFC, FAFLIC (as defined below), SMA Financial (as defined below), APY (as defined below), Hanover and the Purchaser (collectively the "AFC Entities") owned the following number of Shares: (1) James R. McAuliffe--1,500 Shares and options to purchase 11,200 Shares which are currently vested and exercisable; (2) John F. O'Brien--1,000 Shares; (3) Eric
A. Simonsen--3,000 Shares and (4) Philip E. Soule--100 Shares. No other director or executive officer of the AFC Entities holds any Shares. In addition to the foregoing information regarding Shares owned by directors and officers of the AFC Entities (certain of whom are directors or officers of Citizens), according to Citizens' most recent proxy statement and the most recently filed Forms 4. James A. Cotter, a Director of Citizens, holds 1,500 Shares and Neal
J. Curtin, also a Director of Citizens, holds 263 Shares.

  Except as disclosed in this Offer to Purchase, neither Citizens, the Purchaser, AFC, any of AFC's other subsidiaries nor any executive officer or director of any of the foregoing listed in

Appendix A has (i) engaged in any transactions involving the Shares during the period of sixty business days prior to the date hereof or (ii) is a party to any contract, arrangement or understanding with respect to any securities of Citizens.

  Based on inquiries made by representatives of the Purchaser, each of the natural persons listed in Appendix A that owns Shares intends to tender in response to the Offer all of the Shares that they own or of which they control the disposition. The fact that such persons tender their Shares does not in any manner constitute a recommendation by such persons for other Citizens stockholders to tender Shares, and no director or executive officer of the Purchaser, AFC, or any of their respective subsidiaries makes any recommendation for any stockholder to tender or choose not to tender in response to the Offer. Holders of the Shares must make their own decisions whether to tender and, if so, the number of Shares to tender.

PAST CONTACTS AND TRANSACTIONS BETWEEN AFC AND CITIZENS

  During Citizens' previous three fiscal years, Citizens has engaged in certain transactions and entered into various agreements with AFC and its subsidiaries, and AFC and its subsidiaries have had numerous contacts with Citizens. Certain employees working on behalf of Citizens have assisted AFC and the Purchaser with respect to the Transaction, primarily by providing information concerning Citizens for the preparation of this Offer to Purchase in compliance with the requirements of the Exchange Act. Principally, this information has included financial information of Citizens and stock ownership and stock transaction data with respect to officers and directors of Citizens. No employee working on behalf of Citizens has, or will, receive any additional or separate compensation for such services.

  Citizens is a party to a consolidated service agreement among AFC and its subsidiaries under which FAFLIC (an AFC subsidiary, as defined below), and other AFC subsidiaries provide management, space, technology, administrative and other services to Citizens. Citizens and its subsidiaries were charged approximately $20.5 million, $13.3 million and $9.7 million by certain affiliates of AFC for services rendered under the agreement during 1997, 1996 and 1995, respectively. These charges amounted to approximately $30.5 million and $8.4 million for the six months ended June 30, 1998 and 1997, respectively. Services were charged to Citizens under this policy, prior to 1998, based on either (1) the low end of market prices when reasonably available, or (2) the "full cost" of providing those services plus 10%. Under the agreement, "full cost" is defined as direct chargeable costs plus assigned overhead costs, as determined in accordance with the agreement. The 10% surcharge was intended to cover other direct and indirect costs which were not specifically identifiable and were not cost-effective to measure. Since January 1, 1998, services provided under the consolidated service agreement are charged to Citizens based on "full cost," without surcharge. The Citizens Board of Directors has approved the consolidated service agreement and periodically reviews the dollar amount of charges from other subsidiaries of AFC.

  Beginning in 1996, AFC and Citizens' computer data centers were consolidated under FAFLIC. This resulted in the increase in total intercompany charges to Citizens from 1995 to 1996. Beginning in 1997, certain other functions, such as accounting, internal audit, tax management, cash management, human resource management, and facilities management, which had been performed independently by Citizens, were consolidated and managed by AFC. This resulted in the increase in total intercompany charges to Citizens from 1996 to 1997.

  On January 1, 1998, all employees of Citizens became employees of FAFLIC under a single employer arrangement for AFC and its subsidiaries. In conjunction with this transition, AFC and Citizens consolidated certain additional functions, which had been performed independently by Citizens, including technology, claims, customer service, premium billing, training, printing and mail. Accordingly, these services are now charged to Citizens by FAFLIC in accordance with the consolidated service agreement, resulting in the increase in total charges from 1997 to 1998.

However, under the single employment arrangement, the costs related to the majority of former Citizens employees are absorbed directly by Citizens, and are not reflected in the intercompany charges summarized above.

TRANSACTIONS CONCERNING THE SHARES

  Since January 1996, Citizens has repurchased an aggregate of 896,500 Shares at the times and in the amounts summarized in the following schedule:

                                                    RANGE OF
                                  NUMBER OF         PER SHARE
                              SHARES OF CITIZENS PURCHASE PRICE     AVERAGE
                                 COMMON STOCK    ---------------   PER SHARE
                                  PURCHASED       HIGH     LOW   PURCHASE PRICE
                              ------------------ ------- ------- --------------
1996
  First Quarter..............      117,200       $ 20.00 $ 18.63     $19.07
  Second Quarter.............      469,000         19.75   17.88      18.70
  Third Quarter..............       14,600         19.00   18.50      18.87
  Fourth Quarter.............          --            --      --         --
1997
  First Quarter..............          --            --      --         --
  Second Quarter.............          --            --      --         --
  Third Quarter..............          --            --      --         --
  Fourth Quarter.............          --            --      --         --
1998
  First Quarter..............          --            --      --         --
  Second Quarter.............          --            --      --         --
  Third Quarter..............      295,700         27.06   27.06      27.06
  Fourth Quarter (through
   October 30, 1998).........          --            --      --         --

CERTAIN TAX CONSEQUENCES

  The following summary is a general discussion of certain of the United States Federal income tax consequences of the Offer and the Merger. It does not discuss all aspects of Federal income taxation that may be relevant to particular holders and thus, for example, may not be applicable to holders of shares who are not citizens or residents of the United States, who acquired their shares as compensation or pursuant to the exercise of compensatory options or that are entities subject to typical tax treatment. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. No rulings as to any of the matters discussed in this summary have been requested or received from the Internal Revenue Service ("IRS").

  DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE OFFER AND THE MERGER, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAW.

  Sales of Shares pursuant to the Offer and the surrender of Shares pursuant to the Merger will be taxable transactions for Federal income tax purposes and may also be taxable transactions under applicable state, local, foreign and other tax laws. This summary does not discuss any aspect of state, local or foreign tax laws. The Federal income tax consequences to a holder of Shares may vary depending upon the holder's particular facts and circumstances.

  A sale of Shares pursuant to the Offer and the surrender of Shares pursuant to the Merger will be treated as a sale or exchange of the Shares exchanged or surrendered. Accordingly, a tendering holder of Shares and a holder transferring Shares pursuant to the Merger will ordinarily recognize gain or loss equal to the difference between the amount of cash received by the holder pursuant to the Transaction and the holder's tax basis in the Shares sold pursuant to the Transaction. If the Shares are held as capital assets, the gain or loss will be a capital gain or loss, which will be a long-term capital gain or long-term capital loss if the Shares have been held for more than one year.

                                   THE OFFER

TERMS OF THE OFFER

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and thereby purchase any and all Shares validly tendered on or prior to the Expiration Date (as defined below) and not properly withdrawn in accordance with the procedures set forth below under "Withdrawal Rights."

  THE OFFER IS NOT CONDITIONED UPON THE APPROVAL OF THE CITIZENS BOARD OR ANY COMMITTEE THEREOF. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "CONDITIONS OF THE OFFER."

  The term "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, December 2, 1998, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. All Shares purchased pursuant to the Offer will be purchased at the Offer Price, net to the seller in cash.

  Subject to the applicable regulations of the Commission, the Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason, including the occurrence of any of the conditions specified below under "Conditions of the Offer," by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. See "Withdrawal Rights" below. The Purchaser shall not have any obligation to pay interest on the Offer Price, whether or not the Purchaser exercises its right to extend the Offer. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's right to terminate the Offer pursuant to the provisions of the "Conditions of the Offer".

  Subject to the applicable regulations of the Commission, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time to (i) delay acceptance for payment of or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares pending receipt of any regulatory or governmental approvals specified in "Certain Regulatory and Legal Matters," (ii) terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "Conditions of the Offer," (iii) waive any unsatisfied condition including the Minimum Condition and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn, (iv) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer has been extended, or (v) otherwise amend the Offer in any respect, by giving oral or written notice of such extension, delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. The Purchaser acknowledges (i) that Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and (ii) that the Purchaser may not delay acceptance for payment of, or payment for (except as provided in case (i) of the preceding sentence), any Shares upon the occurrence of any of the conditions specified in "Conditions of the Offer" without extending the period of time during which the Offer is open.

  There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled

Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rule 14d-4(c) under the Exchange Act, which requires that material changes be promptly disseminated to holders of Shares), the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

  If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of the tendered Shares) is delayed in its acceptance for payment of or payment for the Shares or if the Purchaser is unable to accept for payment or pay for the Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in "The Offer--Withdrawal Rights." However, the ability of the Purchaser to delay the payment for the Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

  Consummation of the Offer is conditioned upon satisfaction of the Minimum Condition and the other conditions set forth in "The Offer--Conditions of the Offer". The Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions and to waive the Minimum Condition and to accept for payment pursuant to the Offer less than the minimum number of Shares necessary to satisfy the Minimum Condition, to the extent permitted under applicable law.

  If the Purchaser materially changes the terms of the Offer, or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. With respect to a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, a minimum ten business day period from the date of such change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, the Purchaser should decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given to holders of Shares, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

  This Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

CONDITIONS OF THE OFFER

  The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth below. The Purchaser reserves the right (but shall not be obligated to) to waive any or all such conditions.

  Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer any time in its sole discretion, the Purchaser shall not be required to accept for payment, purchase or pay for, subject to Rule 14e-1(c) under the Exchange Act, any tendered Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), and may terminate the Offer as to any Shares not then paid for, if at any time before the time of acceptance for payment of any such Shares, any one or more of the following events shall occur:

    1. there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) the commencement or escalation of a war, armed hostilities or other national or international crises directly or indirectly involving the United States, (iv) any limitation or proposed limitation (whether or not mandatory) imposed by any governmental authority on, or any other event that might have material adverse significance with respect to, the nature or extension of credit or further extension of credit by banks or other lending institutions in the United States, (v) a decline of at least 25% in the Standard & Poor's 500 Index from the date of this Offer to Purchase through the date of termination or expiration of the Offer or (vi) in the case of any of the foregoing, a material acceleration or worsening thereof; or

    2. any material adverse change (or any condition, event or development involving a prospective material adverse change) shall have occurred or be likely to occur in the business, prospects, financial condition, results of operations, properties, assets, liabilities, capitalization, stockholders' equity, licenses, franchises or businesses of Citizens and its subsidiaries taken as a whole; or

    3. there shall have been threatened, instituted or pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational, which (i) challenges the acquisition by the Purchaser of the Shares, restrains, prohibits or delays or seeks to restrain, prohibit or delay the performance of the transactions contemplated by the Offer or the Merger or seeks to obtain any material damages as a result thereof, (ii) makes or seeks to make illegal, the acceptance for payment, purchase or payment for any Shares or the consummation of the Offer or the Merger, (iii) prohibits or limits or seeks to prohibit or limit the ownership or operations by the Purchaser or any of its affiliates of all or any substantial portion of the business or assets of Citizens or any of its subsidiaries or of the Purchaser or any of its affiliates or compels or seeks to compel the Purchaser or any of its affiliates to dispose of or to hold separate all or any substantial portion of the business or assets of Citizens or any of its subsidiaries or of the Purchaser or any of its affiliates, or imposes or seeks to impose any material limitation on the ability of the Purchaser to conduct such business or own such assets, (iv) imposes or seeks to impose limitations on the ability of the Purchaser or any affiliate of the Purchaser to acquire or hold or to exercise full rights of ownership of the Shares, including, but not limited to, the right to vote any Shares purchased by them on all matters properly presented to the stockholders or would otherwise adversely affect Citizens or its subsidiaries or their respective businesses or assets, (v) may result in a material diminution in the benefits expected to be derived by the Purchaser or any of its affiliates as a result of the Offer or the Merger, (vi) seeks to impose voting, procedural, price or other requirements in addition to those under the DGCL and federal securities laws (each as in effect on the date of commencement of the Offer) or any material condition to the Offer or the Merger that is unacceptable to the Purchaser or any of its affiliates, or (vii) challenges or adversely affects the Offer or the Merger; or

    4. there shall be any statute, rule, regulation, order or injunction enacted, promulgated, entered, enforced or deemed applicable to the Offer or the Merger, or any other action shall have been taken or threatened in writing, by any government, governmental authority or court, domestic foreign or supranational, or in the reasonable good faith judgment of the Purchaser could be expected to result, directly or indirectly, in any of the consequences referred to in clause (i) through (vii) of paragraph 3 above; or

    5. either the Purchaser, AFC or any of AFC's subsidiaries shall not have received or obtained all required state insurance regulatory approvals necessary for the Purchaser to consummate the Offer or the Merger on terms and conditions satisfactory to the Purchaser and AFC in their sole discretion; or

    6. either the Purchaser or AFC shall not have received any necessary third-party consent or waiver to transfer ownership of Shares to the Purchaser or to effect any other aspect of the Offer or the Merger; or

    7. the Purchaser shall become aware that any material right of Citizens or any of its subsidiaries under any governmental license, permit or authorization is reasonably likely to be impaired or otherwise adversely affected as a result of, or in connection with, the Offer or the Merger.

  The foregoing conditions are for the sole benefit of the Purchaser, shall be subject to the sole interpretation of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition and may be waived by the Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of the Purchaser. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described above will be final and binding on all holders of Shares.

ACCEPTANCE FOR PAYMENT AND PAYMENT

  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) the Purchaser will purchase, by accepting for payment, and will pay for, subject to the Minimum Condition (which may be waived at the discretion of the Purchaser), any and all shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the later to occur of (i) the Expiration Date, and (ii) the satisfaction or waiver of the conditions of the Offer set forth above in "Conditions of the Offer." In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified below in "Certain Regulatory and Legal Matters."

  In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares (individually a "Share Certificate" and collectively the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at the Depository Trust Company (the "Book-Entry Transfer Facility"), pursuant to the procedures set forth below in "Procedures for Tendering Shares," (b) the Letter of Transmittal properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and (c) any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

  For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the

Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY THE PURCHASER BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

  If any Shares tendered, and not withdrawn, are not purchased pursuant to the Offer for any reason, or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth below in "Procedures for Tendering Shares," such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

  IF THE PURCHASER INCREASES THE OFFER PRICE PRIOR TO THE EXPIRATION DATE, SUCH INCREASE SHALL BE PAID TO ALL HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER, WHETHER SUCH SHARES WERE TENDERED PRIOR TO OR AFTER SUCH INCREASE.

  The Purchaser reserves the right to transfer or assign in whole or in part from time to time to one or more direct or indirect subsidiaries of the Purchaser the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

  By accepting the benefits of the Offer through the tender of Shares and the receipt of payment for Shares, a tendering stockholder is (under the Purchaser's view of applicable law) barred from thereafter attacking in any legal proceeding the fairness of the consideration received by stockholders in the Offer. For this reason, the Letter of Transmittal to be executed by tendering stockholders includes a release of any such claims, which will be effective upon receipt of payment for tendered Shares.

PROCEDURES FOR TENDERING SHARES

  VALID TENDER OF SHARES. Except as set forth below, for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (all as described in the Letter of Transmittal), must be received by the Depositary at the address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) Share Certificates representing tendered Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth below must be complied with.

  THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  BOOK-ENTRY TRANSFER. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

  DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  SIGNATURE GUARANTEES. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or by any other bank, broker, dealer, credit union, savings association, or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an "Eligible Institution"), unless the Shares tendered thereby are tendered (i) by a registered owner of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal, or
(ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

  If the Share Certificates are registered in the name of the signer of the Letter of Transmittal, no endorsements of Share Certificates or separate stock powers are required. However, if the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered owner, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, signed exactly as the name or names of the registered owner(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

  If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

  GUARANTEED DELIVERY. If a stockholder desires to tender pursuant to the Offer and such stockholder's Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

  (i) such tender is made by or through an Eligible Institution;

  (ii) a properly completed and duly exercised Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

  (iii) the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares in proper form for transfer together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

  THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF CERTIFICATES FOR SHARES ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

  Notwithstanding any other provisions hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates or of Book-Entry Confirmation with respect to, such Shares a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when Share Certificates or Book-Entry Confirmations of such Shares are received into the Depositary's account at a Book-Entry Transfer Facility.

  BACK-UP FEDERAL TAX WITHHOLDING. UNDER THE FEDERAL INCOME TAX LAWS, THE DEPOSITARY WILL BE REQUIRED TO WITHHOLD 31% OF THE AMOUNT OF ANY PAYMENTS MADE TO CERTAIN STOCKHOLDERS PURSUANT TO THE TRANSACTION. TO PREVENT BACK-UP FEDERAL INCOME TAX WITHHOLDING, EACH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH HIS CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT HE IS NOT SUBJECT TO BACK-UP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 10 OF THE LETTER OF TRANSMITTAL.

  APPOINTMENT AS PROXY. By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of the Purchaser, and each of them, as such stockholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment and paid for by the Purchaser and with respect to any and all other Shares and other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies shall be considered coupled with an interest in the tendered Shares, are irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of such shares by the Purchaser in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares and such other securities or rights will be revoked, without further action, and no subsequent powers of attorneys and proxies may be given by such stockholder (and if given, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the stockholders, or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

  RELEASE OF CLAIMS. By accepting the Offer through the tender of Shares pursuant to the Offer, the tendering stockholder agrees to release, and releases, all claims with respect to or in respect of the Shares other than the right to receive payment for the tendered Shares expressly provided herein and that, upon payment for the Shares, to waive any right to attack (and agrees to be barred from thereafter attacking) in any legal proceeding the fairness of the consideration paid in the Offer.

  DETERMINATION OF VALIDITY. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form, or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.

  The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, any of its affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

  The Purchaser's acceptance for payment of Shares tendered pursuant to any one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

WITHDRAWAL RIGHTS

  Except as otherwise provided in this section, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time sixty days after the date hereof.

  If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in this Section. Any such delay will be by an extension of the Offer to the extent required by law.

  For a withdrawal to be effective, a written transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as set forth on the Share Certificates, if different from that of the person who tendered such Shares. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the tendering stockholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of the Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in "The Offer--Procedures for Tendering Shares," the notice of withdrawal must specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in "The Offer--Procedures for Tendering Shares."

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion whose determination shall be final and binding. None of the Purchaser, any of its affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to five any such notification.

PRICE RANGE OF SHARES; DIVIDENDS

  The common stock of Citizens is traded on the New York Stock Exchange under the symbol "CZC." The following table sets forth, for the fiscal quarters indicated, the high and low closing sales prices per Share as reported on the NYSE Composite Tape and the dividends per Share declared.

                                                     HIGH       LOW    DIVIDENDS
                                                   --------- --------- ---------
1996
  First Quarter................................... $20 1/8   $18 1/2     $0.05
  Second Quarter.................................. $19 5/8   $18         $0.05
  Third Quarter................................... $22 3/8   $18 1/2     $0.05
  Fourth Quarter.................................. $22 3/4   $20 1/8     $0.05
1997
  First Quarter................................... $25 1/8   $22         $0.05
  Second Quarter.................................. $27 13/16 $23 7/8     $0.05
  Third Quarter................................... $30 7/16  $27 13/16   $0.05
  Fourth Quarter.................................. $31 1/16  $27 13/16   $0.05
1998
  First Quarter................................... $34       $26 11/16   $0.05
  Second Quarter.................................. $34 5/8   $30 9/16    $0.05
  Third Quarter................................... $31 7/16  $23 7/8     $0.05
  Fourth Quarter (through October 30)............. $30 1/4   $25 7/8       --

  Citizens declared a cash dividend of $0.05 on July 28, 1998 which is payable on November 16, 1998. The record date for such dividend is November 2, 1998.

  On October 26, 1998, the last full trading day preceding public announcement of the Offer, the closing price per share of Citizens common stock on the NYSE Composite Tape was $27 9/16. On October 30, 1998, the most recent practicable date prior to the printing of this Offer to Purchase, the closing price per share of Citizens common stock on the NYSE Composite Tape was $30 1/4. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES PRIOR TO DECIDING WHETHER TO TENDER IN RESPONSE TO THE OFFER.

CERTAIN INFORMATION CONCERNING AFC AND THE PURCHASER

  AFC is the holding company for a diversified group of insurance and financial services companies with total assets as of June 30, 1998 of $25.8 billion. Through its subsidiaries, AFC offers financial products and services in two major areas: Risk Management and Retirement and Asset Accumulation. Within these broad areas, AFC operates principally in four operating segments:
Property & Casualty; Corporate Risk Management Services; Allmerica Financial Services and Allmerica Asset Management. Purchaser is a Delaware corporation and a wholly owned indirect subsidiary of Parent. To date, Purchaser has not conducted any business other than incident to its formation and commencement of the Offer.

  AFC currently owns approximately 83% of the
outstanding shares of common stock of Citizens          (Public)
through its wholly owned subsidiaries First                |
Allmerica Financial Life Insurance Company                 | 100%
("FAFLIC"), a Massachusetts corporation, SMA               |
Financial Corp. ("SMA"), a Massachusetts                 [AFC]
corporation, Allmerica Property & Casualty,              |  |
Inc., a Delaware corporation ("Allmerica P&C")           |   -------
and the Hanover Insurance Company ("Hanover"),           |         | 100%
a New Hampshire corporation.                             |      [FAFLIC]
                                                         |         |
  The Risk Management group includes two                 |         | 100%
segments: Property & Casualty and Corporate Risk         |         |
Management Services. The Property & Casualty             | [SMA Financial Corp.]
segment includes property and casualty insurance         |         |    |
products, such as automobile insurance,             30%  |   70%   |    | 100%
homeowners insurance, commercial multiple peril          |  -------     |
insurance, and workers' compensation insurance.    [Allmerica P&C]   [AFLIAC]
These products are offered by Allmerica P&C              |
through its operating subsidiaries, Hanover and          | 100%
Citizens. The Corporate Risk Management Services         |
segment includes the group life and health   (Public)[Hanover]
insurance products and services business of     |           |
FAFLIC, which assist employers in administering | 17%       | 83%
employee benefit programs and in managing       |           |
the related risks.                              ----------  |
                                                         |  |
  The Retirement and Asset                            [Citizens]
Accumulation group includes two                          |
segments: Allmerica Financial Services                   | 100%
and Allmerica Asset Management. These                    |
segments include the individual financial       [Citizens Insurance]
products, group financial products, and
Guaranteed Investment Contract (GICs)
businesses of FAFLIC and its wholly owned subsidiary Allmerica Financial Life
Insurance and Annuity Company ("AFLIAC"), as well as AFC's registered investment advisor and broker-dealer affiliates. The
Allmerica Financial Services segment
provides variable annuities, variable
universal life and traditional life
insurance products distributed via
retail channels as well as group retirement products, such as defined benefit and 401(K) plans and tax-sheltered annuities distributed to institutions. Through its Allmerica Asset Management segment, AFC offers its customers the option of investing in three types of Guaranteed Investment Contracts; the traditional GIC, the synthetic GIC and the "floating rate" GIC. This segment is also a registered investment advisor providing investment advisory services, primarily to affiliates, and to other institutions, such as insurance companies and pension plans.

  Each of the AFC Entities has executive offices at 440 Lincoln Street, Worcester, Massachusetts 01653 (telephone (508) 855-1000).

  SELECTED FINANCIAL INFORMATION. Set forth below is certain consolidated financial information with respect to AFC and its subsidiaries excerpted from the information contained in the AFC Annual Report on Form 10-K (the "AFC 10-K") and the AFC Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "AFC 10-Q"). More comprehensive financial information is included in the AFC 10-K and such AFC 10-Q and other documents filed by AFC with the Commission, and the following summary is qualified in its entirety by reference to such information. The AFC 10-K and the AFC 10-Q and such other documents are available for inspection and copies thereof should be obtainable in the manner set forth below under "--Available Information." Certain prior year amounts have been reclassified to conform to the current year presentation.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                      OF ALLMERICA FINANCIAL CORPORATION

                                AT OR FOR THE
                              SIX MONTHS ENDED           AT OR FOR THE
                                  JUNE 30,          YEAR ENDED DECEMBER 31,
                             ------------------- -----------------------------
                               1998      1997      1997      1996      1995
                             --------- --------- --------- --------- ---------
                              (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues.................... $ 1,720.6 $ 1,687.4 $ 3,395.6 $ 3,285.1 $ 3,263.9
                             --------- --------- --------- --------- ---------
Income before extraordinary
 item....................... $   127.1 $    53.6 $   209.2 $   181.9 $   146.0
Extraordinary item-
 demutualization
 expenses(1)................       --        --        --        --      (12.1)
                             --------- --------- --------- --------- ---------
Net income.................. $   127.1 $    53.6 $   209.2 $   181.9 $   133.9
                             ========= ========= ========= ========= =========
Net income per share
 (basic)(2)................. $    2.12 $    1.07 $    3.83 $    3.63 $    2.61
                             ========= ========= ========= ========= =========
Net income per share
 (diluted)(2)............... $    2.10 $    1.07 $    3.82 $    3.63 $    2.61
                             ========= ========= ========= ========= =========
Adjusted Net Income(3)...... $   105.9 $    72.9 $   181.0 $   137.9 $   116.4
                             ========= ========= ========= ========= =========
BALANCE SHEET DATA (AT
 PERIOD END):
Total assets................ $25,816.4 $20,963.5 $22,549.0 $18,970.3 $17,757.7
Long-term debt..............     199.5     202.2     202.1     202.2     202.3
Total liabilities...........  22,814.8  18,050.3  19,714.8  16,461.6  15,425.0
Minority interest:
 Mandatorily redeemable pre-
  ferred securities of a
  subsidiary trust holding
  solely junior subordinated
  debentures of AFC(4)......     300.0     300.0     300.0       --        --
 Common stock(5)............     162.2     830.7     152.9     784.0     758.5
                             --------- --------- --------- --------- ---------
                                 462.2   1,130.7     452.9     784.0     758.5
Equity......................   2,539.4   1,782.5   2,381.3   1,724.7   1,574.2

--------
(1) Demutualization expenses relate to costs associated with conversion from a mutual life insurance company to a stock life insurance company. The demutualization resulted in the issuance of 37.5 million shares of AFC common stock. Concurrent with the demutualization was an initial public offering which resulted in issuance of an additional 12.6 million shares of AFC common stock. The demutualization and initial public offering occurred during the quarter ended December 31, 1995.

(2) Net income per share for the six months ended June 30, 1998 and 1997, and for the years ended December 31, 1997 and 1996 are based on a weighted average of the number of shares outstanding for each period presented. The net income per share for the year ended December 31, 1995 is unaudited and is pro forma based on a weighted average of the number of shares that would have been outstanding for the year had the demutualization transaction and the initial public offering of AFC Common Stock occurred as of January 1, 1995, and does not represent a projection or forecast of AFC's consolidated results of operations for any future period.

   All earnings per share amounts for all periods presented have been prepared in conformity with Statement of Financial Accounting Standards No. 128, Earnings Per Share. The adoption of the aforementioned standard did not have a material effect on previously reported earnings per share. The diluted weighted average shares outstanding applicable to AFC Common Stock were 60.4 million and 50.3 million for the six months ended June 30, 1998 and 1997, respectively, and 54.8 million, 50.1 million and 50.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. The basic weighted average shares outstanding for the six months ended June 30, 1998 and 1997 were 59.9 million and

   50.2 million, respectively, and 54.7 million, 50.1 million, and 50.1 million for the years ended December 31, 1997, 1996 and 1995, respectively.

(3) Adjusted net income represents net income adjusted to eliminate certain items which management believes are not indicative of overall operating trends, including net realized gains and losses on the sales of investments, net gains and losses on disposals of businesses, extraordinary items, and differential earnings tax adjustments. While these items may be significant components in understanding and assessing AFC's financial performance, management believes adjusted net income enhances an investor's understanding of AFC's results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, adjusted net income should not be construed as a substitute for net income determined in accordance with generally accepted accounting principles.

(4) In February 1997, AFC Capital Trust (the "Trust"), a subsidiary business trust of AFC, issued $300.0 million Series A Capital Securities, which pay cumulative dividends at a rate of 8.207% semiannually. The Trust exists for the sole purpose of issuing the Capital Securities and investing the proceeds thereof in an equivalent amount of 8.207% Junior Subordinated Deferrable Interest Debentures due 2027 of AFC. Through certain guarantees, the Subordinated Debentures and the terms of related agreements, AFC has irrevocably and unconditionally guaranteed the obligations of the Trust under the Capital Securities.

(5) AFC's interest in APY, through its wholly owned subsidiary SMA Financial Corp., was represented by ownership of 59.5%, 59.5% and 58.3% as of June 30, 1997, December 31, 1996 and December 31, 1995, respectively. Subsequent to the merger of AFC and APY on July 16, 1997, minority interest reflects AFC's 82.5% interest in Citizens Corporation.

CERTAIN INFORMATION CONCERNING CITIZENS

  Citizens, through its wholly owned subsidiaries including Citizens Insurance, underwrites personal and commercial property and casualty insurance in five major lines: personal automobile, homeowners, commercial automobile, workers' compensation and commercial multiple peril.

  Citizens maintains a clear focus of the core disciplines of underwriting, pricing, claims adjusting, marketing and sales. In particular, Citizens seeks to achieve and maintain underwriting profitability in each of its five major product lines. Citizens' overall strategy is to improve profitability through operating efficiencies and to pursue measured growth in existing markets and, as opportunities arise, in new markets which offer long term growth potential. In addition, by focusing on its established major segment product lines, Citizens typically does not pursue the development of new products with relatively unpredictable risk profiles.

  SELECTED FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial information with respect to Citizens and its subsidiaries excerpted from the information contained in the Citizens' Annual Report on Form 10-K (the "Citizens 10-K") and Citizens' Quarterly Report on Form 10-Q for the quarter ended June 30, 1998. More comprehensive financial information is included in the Citizens' 10-K and the Citizens' 10-Q and other documents filed by Citizens with the Commission, and the following summary is qualified in its entirety by reference to such information. The Citizens' 10-K and the Citizens' 10-Q and such other documents are available for inspection and copies thereof should be obtainable in the manner set forth below under "-- Available Information."

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                            OF CITIZENS CORPORATION

                               AT OR FOR THE
                             SIX MONTHS ENDED                AT OR FOR THE
                                 JUNE 30,               YEAR ENDED DECEMBER 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF INCOME
 DATA:
Revenues................  $     497.8 $     491.8 $     992.4 $     945.6 $     906.5
                          =========== =========== =========== =========== ===========
Net income..............  $      35.0 $      45.0 $      94.2 $      84.1 $      74.9
 Dividends on Series A
  preferred stock.......          --          --          --          --         (2.0)
                          ----------- ----------- ----------- ----------- -----------
Net income available to
 common shareholders....  $      35.0 $      45.0 $      94.2 $      84.1 $      72.9
                          =========== =========== =========== =========== ===========
Per common share data
 (basic and diluted)
 Net income available to
  common
  shareholders(1).......  $      0.99 $      1.27 $      2.67 $      2.37 $      2.02
                          =========== =========== =========== =========== ===========
Adjusted Net Income(2)..  $      30.6 $      33.5 $      76.9 $      75.1 $      72.5
                          =========== =========== =========== =========== ===========
BALANCE SHEET DATA (AT
 PERIOD END):
Total assets............  $   2,647.1 $   2,534.7 $   2,605.3 $   2,503.0 $   2,470.8
Total liabilities.......      1,722.4     1,733.5     1,732.4     1,748.5     1,788.0
Equity..................        924.7       801.2       872.9       754.5       682.8
ADDITIONAL DATA:
Book value per
 share(1)...............  $     26.21 $     22.72 $     24.75 $     21.39 $     19.04
Ratio of earnings to
 fixed charges(3).......        60.4x       57.7x       63.5x       56.5x       25.3x
Statutory combined
 ratios(4)
 Citizens...............        102.8       102.9       101.1       100.4        98.6
 Property and casualty
  industry..............        103.5       100.8       101.8       105.8       106.5
Cash dividends declared
 per share..............  $      0.10 $      0.10 $      0.20 $      0.20 $      0.20

--------
(1) All earnings per share amounts for all periods presented have been prepared in conformity with Statement of Financial Accounting Standards No. 128, Earnings Per Share. The adoption of the aforementioned standard had no effect on previously reported earnings per share. The weighted average shares outstanding applicable to Citizens Common Stock were 35.3 million for the six months ended June 30, 1998 and 1997. The weighted average shares outstanding applicable to Citizens Common Stock were 35.3 million,
    35.5 million and 36.1 million for the years ended December 31, 1997, 1996 and 1995, respectively.

(2) Adjusted net income represents net income adjusted to eliminate certain items which management believes are not indicative of overall operating trends, including net realized gains and losses on the sales of investments. While these items may be significant components in understanding and assessing Citizens' financial performance, management believes adjusted net income enhances an investor's understanding of Citizens' results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, adjusted net income should not be construed as a substitute for net income determined in accordance with generally accepted accounting principles.

(3) For purposes of determining the historical ratios of earnings to fixed charges, earnings consist of earnings before federal income taxes plus fixed charges. Fixed charges consist of the portion of operating lease rentals representative of the interest factor. In addition, fixed charges in 1995 include dividends on preferred stock.

(4) The amounts presented reflect ratios after policyholder dividends. Industry averages are from A.M. Best.

  RECENT DEVELOPMENTS. The following selected consolidated financial information sets forth certain of the results of Citizens and its subsidiaries for the fiscal quarter ending September 30, 1998. The information is excerpted from, and should be read in conjunction with, a press release issued by Citizens on October 29, 1998, which release was filed by Citizens in a Current Report on Form 8-K on November 2, 1998. All figures are unaudited, but have been prepared in accordance with generally accepted accounting principles and on a basis consistent with the audited financial information appearing elsewhere in this Offer to Purchase.

                                                               AT OR FOR THE
                                                            THREE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                            ------------------
                                                              1998      1997
                                                            --------- ---------
                                                                (DOLLARS IN
                                                             MILLIONS, EXCEPT
                                                                 PER SHARE
                                                            AMOUNTS AND RATIOS)
STATEMENT OF INCOME DATA:
Net income(1).............................................. $    30.0 $    17.3
Net income per share (basic and diluted)(1)(2).............      0.85      0.50
Adjusted net income(1)(3)..................................      13.0      12.2
BALANCE SHEET DATA (AT PERIOD END):
Equity.....................................................     913.6     834.6
ADDITIONAL DATA:
Book value per share(2)....................................     25.93     23.64
Statutory combined ratio(4)................................     105.1     105.0
Cash dividends declared per share.......................... $    0.05 $    0.05

--------
(1) Year-to-date catastrophe losses of $47.3 million at September 30, 1998 represent the worst catastrophe experience in any single year of Citizens' history.

(2) Earnings per share amounts for the periods presented have been prepared in conformity with Statement of Financial Accounting Standards No. 128, Earnings Per Share. The adoption of the aforementioned standard had no effect on previously reported earnings per share. The weighted average shares outstanding applicable to Citizens Common Stock were 35.2 million and 35.3 million for the three months ended September 30, 1998 and 1997, respectively.

(3) Adjusted net income represents net income adjusted to eliminate certain items which management believes are not indicative of overall operating trends, including net realized gains and losses on the sales of investments. While these items may be significant components in understanding and assessing Citizens' financial performance, management believes adjusted net income enhances an investor's understanding of Citizens' results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, adjusted net income should not be construed as a substitute for net income determined in accordance with generally accepted accounting principles.

(4) The amounts presented reflect ratios after policyholder dividends. Catastrophe-related losses added 8.4 points to the combined ratio in the third quarter of 1998, compared to 4.2 points for the same quarter in 1997.

AVAILABLE INFORMATION

  AFC and Citizens are each subject to the informational requirements of the Exchange Act, and in accordance therewith file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. The Web site can be accessed at http://www.sec.gov. AFC common stock and Citizens common stock are listed on the NYSE and such material may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. After consummation of the Merger, Citizens will no longer file reports, proxy statements or other information with the Commission.

  AFC and the Purchaser have filed with the Commission a Schedule 13E-3. This Offer to Purchase does not contain all of the information set forth in the
Schedule 13E-3, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Offer to Purchase as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Schedule 13E-3 or such other document, each such statement being qualified in all respects by such reference.

SOURCE AND AMOUNT OF FUNDS

  If all outstanding Shares (other than shares owned by the Purchaser and Shares subject to Options) are purchased pursuant to the Offer, the maximum amount required by the Purchaser to purchase such Shares will be approximately $171 million. In addition, the Purchaser and AFC expect to incur expenses of approximately $2 million in connection with the Transaction. AFC plans to provide the Purchaser with all funds needed to purchase Shares pursuant to the Offer and to pay related fees and expenses from its working capital and other cash on hand. The Offer is not conditioned upon obtaining any arrangements for the financing of the Offer.

CERTAIN REGULATORY AND LEGAL MATTERS

  GENERAL. Except as set forth in this section, neither AFC nor the Purchaser is aware of any license or regulatory permit that appears to be material to the business of Citizens and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer, the Merger or otherwise or, except as set forth herein, or any approval or other action by any governmental, administrative or regulatory agency or authority that would be required prior to the acquisition of Shares by the Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, AFC and the Purchaser currently contemplate that such approval or other action will be sought. While, except as described in this Offer to Purchase, the Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to Citizens' business.

  APPRAISAL RIGHTS. Holders of Shares will not have appraisal rights as a result of the Offer. If the Merger is consummated, however, persons who hold Shares at that time would have the right to appraisal of their Shares in accordance with Section 262 of the DGCL (which is reproduced in full in Appendix B hereto). Such appraisal rights, if the statutory procedures are complied with, would result in a judicial determination of the "fair value" of the Shares owned by such holders. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the Merger and the market value of the Shares, including asset values, the investment value of the Shares and any other valuation considerations generally accepted in the investment community. The value so determined for Shares could be more or less than the value of the consideration per Share to be paid pursuant to the Offer or the Merger and payment of such consideration would take place subsequent to payment pursuant to the Offer.

  Several recent decisions by the Delaware courts have held that a substantial stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court indicated in Weinberger v. UOP, Inc. and Rabkin v. Philip A. Hunt

Chemical Corp. that ordinarily the remedy available to stockholders in a merger that is found not to be "fair" to minority stockholders is the right to appraisal described above or a damages remedy based on essentially the same principles.

  No provision has been made by Citizens, the Purchaser or AFC to allow access to Citizens' files by Unaffiliated Stockholders or to obtain counsel or appraisal services at the expense of Citizens, AFC or the Purchaser.

  REGULATORY APPROVALS. AFC is not regulated as an insurance company but is, as the owner of the capital stock of subsidiaries that are insurance companies (the "Insurance Subsidiaries"), subject to the insurance holding company acts of each of the states of domiciles of such subsidiaries. In Michigan, Indiana, and Ohio, the Transaction described herein requires either (i) the notification of the insurance department of such state, (ii) the prior approval of the insurance department pursuant to the state's insurance holding company act or
(iii) the obtaining of an exemption from the prior approval requirements in the change of control provisions of such act. In addition, if any of the domiciliary states conclude that the Offer of the Merger constitutes a change in control of a domiciliary insurer, several state insurance regulatory laws contain provisions that require pre-notification to state agencies of a change in control of a non-domestic admitted insurance company in that state. While such pre-notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize issuance of a cease and desist order with respect to the non-domestic admitted insurer if certain conditions exist, such as undue market concentration. Therefore, the receipt of all orders, approvals or exemptions required from regulatory authorities in connection with the Offer and the Merger is a condition to the consummation of each of the Offer and the Merger. If AFC or the Purchaser is unable to receive or is delayed in receiving any such orders, approvals or exemptions, the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or purchasing Shares pursuant to the Offer. In such case, the Purchaser would not be obligated to accept for payment or pay for Shares.

  FEDERAL RESERVE BOARD REGULATIONS. Federal Reserve Board Regulations G, U and X (the "Margin Regulations") restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, such as the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of the collateral. AFC and the Purchaser believe that any financing in connection with the Offer will not be in violation of the Margin Regulations.

  STATE ANTI-TAKEOVER LAWS. A number of states have adopted "anti-takeover" statutes which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive officers or principal places of business in such states. In that regard, it should be noted that in 1982 in Edgar v. MITE Corporation, the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Act, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable under certain conditions, in particular, that the corporation has a substantial number of stockholders in the state and is incorporated there.

  Citizens is incorporated under the laws of the State of Delaware. Section 203 of the DGCL, subject to certain exceptions, prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Section 203 limitations are not applicable to Citizens and will not apply to the Merger.

  Should any government official or any other person seek to apply any other state anti-takeover statute or regulation to the Transaction, the Purchaser will take such action as then appears desirable, which may include contesting the validity or applicability of any such statute in appropriate legal proceedings. If it is asserted that one or more state anti-takeover statutes are applicable to the Offer, and an appropriate court does not determine that such statutes and regulations are inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to purchase or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered.

CERTAIN FEES AND EXPENSES; UTILIZATION OF CITIZENS EMPLOYEES

  Goldman Sachs are acting as Dealer Managers in connection with the Offer and have provided certain financial advisory services in connection with the Offer. Pursuant to a letter agreement dated September 11, 1998 (the "Engagement Letter"), AFC engaged Goldman Sachs to act as its exclusive financial advisor in connection with the contemplated transaction. Pursuant to the terms of the Engagement Letter, AFC has agreed to pay Goldman Sachs upon consummation of the Merger a transaction fee of (i) $250,000 payable upon the expiration or earlier termination of the Offer; (ii) subject to certain limitations, an additional fee of $750,000 at such time as AFC, directly or indirectly, owns or controls 90% or more of the Shares, and (iii) if a fairness opinion with respect to the Offer Price and Merger Price is requested by AFC, an additional fee of $200,000 payable upon delivery of such fairness opinion by Goldman Sachs. AFC has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

  The Purchaser has retained Corporate Investor Communications, Inc. to act as the Information Agent and First Chicago Trust Company of New York to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, banks, trust companies and other nominee stockholders to forward the Offer materials to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

  It is estimated that the expenses incurred by AFC and the Purchaser in connection with the Transaction will be approximately as set forth below:

     Financial Advisory Fees and Expenses.......................... $1,200,000
     Legal Fees and Expenses.......................................    500,000
     Information Agent Fees and Expenses...........................     20,000
     Printing, Mailing, Solicitation, Distribution and Depositary
      Expenses.....................................................    250,000
     Filing Fees and Related Expenses..............................     35,000
     Miscellaneous.................................................     20,000
                                                                    ----------
     Total......................................................... $2,025,000

  Neither AFC or Purchaser will pay any fees or commissions to any broker or dealer or other person or entity (other than as described in the preceding paragraph) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser upon request for customary mailing expenses incurred by them in forwarding material to their customers.

  Certain employees of Citizens have assisted the Purchaser with respect to the Transaction, primarily by providing information concerning Citizens for the preparation of this Offer to Purchase to comply with requirements under the Exchange Act. Principally, this information has included financial information of Citizens and stock ownership and stock transaction data with respect to officers and directors of Citizens. Certain employees of AFC also have assisted the Purchaser with respect to the Transaction, including by preparing this Offer to Purchase, and by evaluating and structuring the Transaction. No employee of Citizens or AFC has, or will, receive any additional or separate compensation for such services.

MISCELLANEOUS

  The Offer is being made to all holders of Shares, but is not being made in any jurisdiction where the making of such would not be in compliance with applicable law. If the Purchaser becomes aware of any state where the making of the Offer is prohibited by applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after the good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Goldman Sachs or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR AFC NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Pursuant to Rules 13e-3 and 14d-1 of the General Rules and Regulations under the Exchange Act, the Purchaser has filed a Schedule 13E-3 and a Schedule 14D-1, together with exhibits in each case, furnishing additional information with respect to the Offer and Merger. Such Schedule 13E-3, Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth with respect to information concerning Citizens in "Available Information" (except that they will not be available at the regional offices of the Commission).

                                          Citizens Acquisition Corporation

November 2, 1998

                                                                      APPENDIX A

    DIRECTORS AND EXECUTIVE OFFICERS OF AFC AND CERTAIN OF ITS SUBSIDIARIES

  The following table sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of AFC, FAFLIC, SMA, Allmerica P&C and Hanover. Unless otherwise indicated below, the address of each director and officer is 440 Lincoln Street, Worcester, Massachusetts 01653 and each such person is a citizen of the United States.

                 PRESENT PRINCIPAL OCCUPATION AND
 NAME               FIVE-YEAR EMPLOYMENT HISTORY            COMPANY & POSITION
------              ----------------------------            ------------------

BRUCE C.        Vice President of AFC since February       AFC: Vice President
ANDERSON        1995 and Vice President of Allmerica       FAFLIC: Director,
                P&C and Citizens since March 1997. Mr.     Vice President,
                Anderson has been employed by FAFLIC       Assistant Secretary
                since 1967 and has been Vice President     ALLMERICA P&C: Vice
                of FAFLIC since October 1984.              President
                                                           HANOVER: Director,
                                                           Assistant
                                                           Secretary,
                                                           Vice President

MICHAEL P.      Director of AFC since February 1995 and    AFC: Director
ANGELINI        was a Director of FAFLIC from August
                1984 to April 1996, and of Allmerica
                P&C from August 1992 to July 1997. He
                served as a Director of Hanover from
                December 1991 through December 1992.
                Mr. Angelini is a partner at the law
                firm of Bowditch & Dewey, with which he
                has been associated since 1968, and is
                a Director of Flagship Bank & Trust
                Company. Mr. Angelini is Chairman of
                the Audit Committee of AFC's Board of
                Directors.

ROBERT E. BRUCE Vice President of AFC since July 1997,     AFC: Vice President
                Vice President of FAFLIC since May         FAFLIC: Director,
                1995, Vice President of Citizens since     Vice President
                July 1997, and Vice President of           HANOVER: Director,
                Hanover since July 1997. He has been a     Vice President
                Director of Hanover since July 1997 and
                a Director of FAFLIC and AFLIAC since
                August 1997. He has been Chief
                Information Officer for FAFLIC and
                AFLIAC since February 1997. Prior to
                joining FAFLIC, Mr. Bruce was employed
                by the Digital Equipment Corporation
                from May 1979 until March 1995.

                  PRESENT PRINCIPAL OCCUPATION AND
   NAME             FIVE-YEAR EMPLOYMENT HISTORY            COMPANY & POSITION
   ----           --------------------------------          ------------------
E. GORDON GEE    Director of AFC since July 1998.             AFC: Director
                 President of Brown University since
                 January 1998. President of The Ohio
                 State University from September 1990
                 until December 1997. President of the
                 University of Colorado from 1985 until
                 August 1990. President of West Virginia
                 University from 1981 to 1985. Director
                 of The Limited, Inc. since 1991,
                 Glimcher Realty Trust since 1994,
                 Intimate Brands Inc. since 1995, and
                 ASARCO Inc. since 1988.

SAMUEL J. GERSON Director of AFC since July 1998.             AFC: Director
                 Chairman of the Board and Chief
                 Executive Officer of Filene's Basement,
                 Inc. since January 1984. Director of
                 Asahi America, Inc. since 1996, The Bon
                 Ton Stores, Inc. since 1996, and
                 Elizabeth Webbing Mills Co, Inc. since
                 1998.

GAIL L. HARRISON Director of AFC since February 1995 and      AFC: Director
                 was a Director of FAFLIC from March
                 1986 to April 1996, of Allmerica P&C
                 from August 1992 to July 1997, and of
                 Hanover from December 1991 through
                 December 1992. Since February 1981, Ms.
                 Harrison has been affiliated with The
                 Wexler Group (formerly Wexler,
                 Reynolds, Harrison & Shule, Inc.), a
                 government relations consulting firm,
                 where she is a Founding Principal.

ROBERT P.        Director of AFC since September 1996.        AFC: Director
HENDERSON        Mr. Henderson has been a general
                 partner of Greylock Management
                 Corporation, a venture capital firm,
                 since 1983, and served as its Chairman
                 until 1997. Mr. Henderson is also a
                 Director of Cabot Corporation and
                 Filenes Basement, Inc., a Trustee of
                 the Museum of Fine Arts in Boston,
                 Massachusetts, and an Overseer of the
                 Amos Tuck School of Dartmouth College.
                 Mr. Henderson is a former Chairman of
                 the Federal Reserve Bank of Boston.

M HOWARD         Director of AFC since July 1997. He has      AFC: Director
JACOBSON         been a Senior Advisor of Bankers Trust,
                 The Private Bank, since 1991, and was a
                 Senior Advisor of Prudential-Bache
                 Capital Funding from 1989 to 1991. Mr.
                 Jacobson is also a Director of Boston
                 Chicken, Inc., Wyman-Gordon Company and
                 Stonyfield Farm, Inc., and was a
                 Director of Allmerica P&C from August
                 1992 to July 1997. Mr. Jacobson was
                 previously the President and Treasurer
                 and a Director of Idle Wild Foods,
                 Inc., where he was employed from 1957
                 to 1986.

                  PRESENT PRINCIPAL OCCUPATION AND
   NAME             FIVE-YEAR EMPLOYMENT HISTORY            COMPANY & POSITION
   ----           --------------------------------          ------------------
JOHN P.          Vice President and Chief Investment          AFC: Chief
KAVANAUGH        Officer of AFC since September 1996,         Investment
                 has been employed by FAFLIC since 1983,      Officer,
                 and has been Vice President of FAFLIC        Vice President
                 since December 1991 and Vice President       FAFLIC: Director,
                 of AFLIAC since January 1992. Mr.            Chief Investment
                 Kavanaugh has also served as Director        Officer, Vice
                 and Chief Investment Officer of FAFLIC,      President
                 Hanover, Citizens Insurance Company of       ALLMERICA
                 America ("Citizens Insurance") and           P&C: Chief
                 AFLIAC since August 1996, and Vice           Investment
                 President and Chief Investment Officer       Officer,
                 of Allmerica P&C and Citizens since          Vice President
                 September 1996. Mr. Kavanaugh is also a      HANOVER: Director,
                 director and/or executive officer at         Chief Investment
                 various other non-public affiliates.         Officer, Vice
                                                              President

JOHN F. KELLY    Vice President, General Counsel and          AFC: Vice
                 Assistant Secretary of AFC since             President,
                 February 1995, has been employed by          General Counsel,
                 FAFLIC since July 1968, and has been         Assistant
                 Senior Vice President and General            Secretary
                 Counsel of FAFLIC since February 1986.       FAFLIC: Director,
                 In addition to his positions with AFC        Senior Vice
                 and FAFLIC, Mr. Kelly has been Vice          President,
                 President and General Counsel of             Assistant
                 Allmerica P&C since August 1992,             Secretary,
                 Assistant Secretary of Allmerica P&C         General Counsel
                 since May 1995, Assistant Secretary of       SMA: Director,
                 Citizens since December 1992, and Vice       General Counsel,
                 President, General Counsel and               Vice President
                 Assistant Secretary of Citizens since        ALLMERICA
                 September 1993. Mr. Kelly was Secretary      P&C: Director,
                 of Allmerica P&C from August 1992 to         Assistant
                 May 1995. Mr. Kelly has been a director      Secretary,
                 of AFLIAC since October 1982 and is a        General Counsel,
                 director and/or executive officer at         Vice President
                 various other non-public affiliates.         HANOVER: Director,
                                                              Vice President,
                                                              General Counsel
                                                              PURCHASER:
                                                              Director,
                                                              Vice President

J. BARRY MAY    Vice President of AFC since February          AFC: Vice
                1997, Vice President of Allmerica P&C         President
                and President of Hanover since                FAFLIC: Director
                September 1996 and Vice President of          ALLMERICA
                Citizens since March 1997. He has been        P&C: Vice
                a Director of Hanover and Citizens            President
                Insurance since September 1996. Mr. May       HANOVER: Director,
                served as Vice President of Hanover           President
                from May 1995 to September 1996, as
                Regional Vice President from February
                1993 to May 1995 and as a General
                Manager of Hanover from June 1989 to
                May 1995. Mr. May has been employed by
                Hanover since 1985.

                  PRESENT PRINCIPAL OCCUPATION AND
   NAME             FIVE-YEAR EMPLOYMENT HISTORY            COMPANY & POSITION
   ----           --------------------------------          ------------------
JAMES R.        Vice President of AFC from February           AFC: Vice
MCAULIFFE       1995 through December 1995 and since          President
                February 1997, Vice President of              FAFLIC: Director
                Allmerica P&C since August 1992, a            ALLMERICA
                Director of Allmerica P&C from August         P&C: Vice
                1992 through December 1994, a Director        President
                and Vice President of Citizens since          HANOVER: Director,
                December 1992, and a Director of AFLIAC       Vice President
                from April 1987 through May 1995 and
                since May 1996. Mr. McAuliffe has been
                President of Citizens Insurance since
                December 1994. Mr. McAuliffe has been
                employed by FAFLIC since 1968, and
                served as Vice President and Chief
                Investment Officer of FAFLIC from
                November 1986 through December 1994.
                Mr. McAuliffe has served as Vice
                President and Chief Investment Officer
                of Allmerica P&C from August 1992
                through December 1994, and Vice
                President and Chief Investment Officer
                of AFLIAC from December 1986 through
                May 1995. Additionally, Mr. McAuliffe
                is a director and/or executive officer
                at various other non-public affiliates.

ROBERT J.       Director of AFC since May 1996. He has        AFC: Director
MURRAY          been Chairman, President and Chief
                Executive Officer of New England
                Business Service, Inc. ("NEBS"), a
                supplier of business forms, since
                December 1995 and has served on the
                Board of Directors of NEBS since 1991.
                Prior to joining NEBS, Mr. Murray was
                employed by The Gillette Company, Inc.
                ("Gillette"), a manufacturing company,
                beginning in 1961. He served as a
                Corporate Vice President of Gillette
                beginning in 1987 and as the Executive
                Vice President of Gillette's North
                Atlantic Group from January 1991 to
                December 1995. Mr. Murray is also a
                Director of Hannaford Bros. Co., LoJack
                Corporation and Fleet National Bank, as
                well as a Trustee of Boston College.

J. TERRENCE     Director of AFC since February 1995 and       AFC: Director
MURRAY          of FAFLIC from January 1992 to April
                1996. Mr. Murray is the Chairman and
                Chief Executive Officer of Fleet
                Financial Group, Inc., a bank holding
                company, where he has been employed
                since July 1962. Mr. Murray is also a
                Director of A.T. Cross Co., a writing
                instrument company, and CVS
                Corporation, a drugstore chain.

                  PRESENT PRINCIPAL OCCUPATION AND
   NAME             FIVE-YEAR EMPLOYMENT HISTORY            COMPANY & POSITION
   ----           --------------------------------          ------------------
JOHN F. O'BRIEN Director, Chief Executive Officer and         AFC: Director,
                President of AFC since February 1995.         Chief Executive
                He has also served as a Director, Chief       Officer,
                Executive Officer and President of            President
                FAFLIC since August 1989. In addition         FAFLIC: Director,
                to his positions with AFC and FAFLIC,         Chief Executive
                Mr. O'Brien has served as a Director,         Officer,
                President and Chief Executive Officer         President
                of Allmerica P&C since August 1992, and       SMA: Director,
                has been a Director of Hanover since          Chief Executive
                September 1989, of Citizens Insurance         Officer,
                since March 1992 and Citizens, for            Chairman of the
                which he also serves as Chief Executive       Board, President
                Officer, since December 1992. Citizens        ALLMERICA
                is a majority-owned, publicly traded          P&C: Director,
                subsidiary of Hanover, and Citizens           Chairman of the
                Insurance is a wholly-owned subsidiary        Board
                of Citizens. Mr. O'Brien is also a            HANOVER: Director,
                trustee or director and executive             Chairman of the
                officer of Allmerica Investment Trust,        Board
                Allmerica Securities Trust, and
                Allmerica Funds. Additionally, Mr.
                O'Brien is a director and/or holds
                offices at various other non-public
                FAFLIC affiliates including SMA
                Financial Corp. and AFLIAC. Mr. O'Brien
                also currently serves as a Director of
                The TJX Companies, Inc., an off-price
                family apparel retailer, ABIOMED, Inc.,
                a medical device company, Cabot
                Corporation, a diversified specialty
                chemicals and materials and energy
                company, and The Life Insurance
                Association of Massachusetts. He also
                currently serves as a member of the
                Steering Committee on Financial
                Services of The American Council of
                Life Insurance and as a member of the
                executive committee of the Mass Capital
                Resource Company, a Massachusetts
                investment partnership. Prior to
                joining FAFLIC, Mr. O'Brien served as
                an officer of FMR Corp., the parent
                company of various financial services
                companies in the Fidelity Group, and a
                director and/or an executive officer at
                various other of FMR Corp.'s
                affiliates.

                    PRESENT PRINCIPAL OCCUPATION AND
   NAME               FIVE-YEAR EMPLOYMENT HISTORY          COMPANY & POSITION
   ----             --------------------------------        ------------------
EDWARD J. PARRY   Chief Financial Officer of AFC since        AFC: Vice
III               December 1996. He has also been Vice        President, Chief
                  President and Treasurer of AFC since        Financial
                  February 1995. He has served as Chief       Officer,
                  Financial Officer of FAFLIC, AFLIAC,        Treasurer
                  Allmerica P&C, Hanover, Citizens and        FAFLIC: Director,
                  Citizens Insurance since December 1996      Chief Financial
                  and as Vice President and Treasurer of      Officer,
                  FAFLIC, AFLIAC, Allmerica P&C and           Treasurer, Vice
                  Hanover since February 1993 and of          President
                  Citizens since September 1993 and           SMA: Director,
                  December 1992, respectively. Mr. Parry      Chief Financial
                  is also a director and/or executive         Officer,
                  officer at various other non-public         Treasurer,
                  affiliates. Prior to joining FAFLIC in      Vice President
                  July 1992, Mr. Parry was employed by        ALLMERICA P&C:
                  the accounting firm of Price Waterhouse     Director, Chief
                  from July 1987 through July 1992.           Financial
                                                              Officer,
                                                              Treasurer,
                                                              Vice President
                                                              HANOVER: Vice
                                                              President, Chief
                                                              Financial
                                                              Officer,
                                                              Treasurer,
                                                              Director
                                                              PURCHASER:
                                                              Director,
                                                              President,
                                                              Treasurer

RICHARD M.        Vice President of AFC and FAFLIC since      AFC: Vice
REILLY            February 1997 and November 1990,            President
                  respectively, and Vice President of         FAFLIC: Director,
                  Allmerica P&C and Citizens since March      Vice President
                  1997. He has also been a Director and       ALLMERICA
                  Vice President of AFLIAC since November     P&C: Vice
                  1990 and President and Chief Executive      President
                  Officer of AFLIAC since August 1995.        HANOVER: Director
                  Mr. Reilly was Vice President of AFC
                  from February 1995 through December
                  1995. Additionally, Mr. Reilly has been
                  the President of Allmerica Investment
                  Trust, Allmerica Funds, and Allmerica
                  Securities Trust, each a registered
                  investment company, since February
                  1991, April 1991 and February 1991,
                  respectively. Mr. Reilly is also a
                  director and/or holds an executive
                  office at various other non-public
                  affiliates. Prior to his affiliation
                  with FAFLIC, he was an executive
                  officer of Fidelity Management and
                  Research Company from 1969 to 1987 and
                  Oppenheimer Capital from 1987 to 1990.

ROBERT P.         Vice President of AFC since May 1998.       AFC: Vice
RESTREPO, JR.     President and Chief Executive Officer       President
                  of Allmerica P&C since May 1998. Prior      FAFLIC: Director,
                  to joining AFC, Mr. Restrepo served as      Vice President
                  Chief Executive Officer of Personal         ALLMERICA P&C:
                  Lines for Travelers Property & Casualty     Director, Chief
                  Company from 1996 until May 1998 and        Executive
                  worked for Aetna Life & Casualty            Officer,
                  Company from 1972 until 1996.               President
                                                              HANOVER: Director

                  PRESENT PRINCIPAL OCCUPATION AND
   NAME             FIVE-YEAR EMPLOYMENT HISTORY            COMPANY & POSITION
   ----           --------------------------------          ------------------
ERIC A.         Vice President of AFC since February          AFC: Vice
SIMONSEN        1995. He has been a Director and Vice         President
                President of Allmerica P&C since August       FAFLIC: Director,
                1992, of Citizens since December 1992         Vice President
                and of AFLIAC since September 1990. He        ALLMERICA
                has served as Vice President and as a         P&C: Vice
                Director of FAFLIC since September 1990       President
                and April 1996, respectively. Mr.             HANOVER: Director,
                Simonsen has been President of                Vice President
                Allmerica Service Company, Inc. since
                December 1996. Mr. Simonsen was Chief
                Financial Officer of AFC from February
                1995 to December 1996, of FAFLIC and
                AFLIAC from September 1990 to December
                1996, of Allmerica P&C from August 1992
                to December 1996 and of Citizens from
                December 1992 to December 1996. Mr.
                Simonsen is also a director and/or
                executive officer at various other non-
                public affiliates. From April 1987 to
                September 1990, Mr. Simonsen served as
                a Principal and Chief Financial Officer
                of The Lincoln Group, Inc., a privately
                owned group of manufacturing companies.

PHILLIP E.      Vice President of AFC, Citizens and           AFC: Vice
SOULE           FAFLIC since February 1997, March 1997        President
                and February 1987, respectively, and of       FAFLIC: Director,
                Allmerica P&C since September 1996. He        Vice President
                was a Vice President of AFC from              ALLMERICA
                February 1995 through December 1995.          P&C: Vice
                Mr. Soule has been employed by FAFLIC         President
                since 1972 in various capacities.             HANOVER: Director,
                                                              Vice President

JOHN L. SPRAGUE Director of AFC since February 1995 and       AFC: Director
                was a Director of FAFLIC from September
                1972 to April 1996. Mr. Sprague has
                been President of John L. Sprague
                Associates, Inc., a consulting company
                for technology companies, since January
                1988. He served as President and Chief
                Executive Officer of Sprague Electric
                Company, a semiconductor company, from
                December 1980 to January 1988. Mr.
                Sprague is also a Director of Aerovox
                Corp., a manufacturing company, Sipex
                Corporation and California MicroDevices
                Corporation, an electronic components
                manufacturer.

ROBERT G.       Director of AFC since February 1995,          AFC: Director
STACHLER        and was a Director of FAFLIC from March
                1978 to April 1996, of Allmerica P&C
                from August 1992 to July 1997, and of
                Hanover from April 1990 to December
                1992. Mr. Stachler has been a partner
                at the law firm of Taft, Stettinius &
                Hollister since 1964.

                  PRESENT PRINCIPAL OCCUPATION AND
   NAME             FIVE-YEAR EMPLOYMENT HISTORY            COMPANY & POSITION
   ----           --------------------------------          ------------------
HERBERT M.       Director of AFC since February 1995 and        AFC: Director
VARNUM           was a Director of FAFLIC from March
                 1979 to April 1996, of Allmerica P&C
                 from August 1992 to July 1997, and of
                 Hanover from December 1991 through
                 December 1992. Mr. Varnum was employed
                 by Quabaug Corporation, a manufacturing
                 company, beginning in 1960 and served
                 as President and Chief Executive
                 Officer from 1982 to 1989, and as
                 Chairman and Chief Executive Officer
                 from January 1990 until his retirement
                 in June 1995.

RICHARD MANNING  Director of AFC since February 1995 and        AFC: Director
WALL             was a Director of FAFLIC from March
                 1986 to April 1996, of Allmerica P&C
                 from August 1992 to July 1997, and of
                 Hanover from December 1991 through
                 December 1992. Mr. Wall is a Senior
                 Vice President and, since November
                 1985, has been the General Counsel and
                 assistant to the Chairman and Chief
                 Executive Officer of FLEXcon Company,
                 Inc., a plastics manufacturing company.

                                                                      APPENDIX B

                      SECTION 262 OF THE DELAWARE GENERAL
                                CORPORATION LAW

                                APPRAISAL RIGHTS

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection
(d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this Chapter shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this Section. As used in this Section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation; and the words "depository receipt" mean a receipt of other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251 (other than a corporation which has in its certificate of incorporation the provision required by subsection (g)(7)(i) of
Section 251 of this title), 252, 254, 257, 258, 263 or 264 of this Chapter.

  (1) Provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock which stock, or depositary receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsections (f) or (g) of Section 251 of this Chapter.

  (2) Notwithstanding the provisions of subsection (b)(1) of this Section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this Chapter to accept for such stock anything except: (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof; (ii) shares of stock of any other corporation, or depository receipts in respect thereof, which at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares or fractional depository receipts described in the foregoing clauses (i) and (ii); or (iv) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares, or fractional depository receipts described in the foregoing clauses (i), (ii) and (iii) of this subsection.

  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this Chapter is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this Section, including those set forth in subsections (d) and (e), shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

  (1) If a proposed merger or consolidation for which appraisal rights are provided under this Section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this Section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

  (2) If the merger or consolidation was approved pursuant to (S)228 or (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holders' shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or, within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addressed therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with the provisions of this Section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection
(f) of this Section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this Section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this Section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this Section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

  The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Citizens or his broker, dealer, commercial bank or other nominee to the Depositary at one of its addresses set forth below.

                               The Depository is:
                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

        By Hand:             By Overnight Courier:            By Mail:
   First Chicago Trust    First Chicago Trust Company    First Chicago Trust
       Company of                 of New York                  Company
        New York              Tenders & Exchanges            of New York
   Tenders & Exchanges           Suite 4680-CIT          Tenders & Exchanges
 c/o Securities Transfer   14 Wall Street, 8th Floor       Suite 4660-CIT
           and                 New York, NY 10005           P.O. Box 2569
 Reporting Services Inc.                               Jersey City, NJ 07303-
   100 William Street,                                          2569
        Galleria
   New York, NY 10038

                        (For Eligible Institutions Only)

                                 By Facsimile:
                                 (201) 222-4720
                                       or
                                 (201) 222-4721

             Confirm Receipt of Notice of Guaranteed Delivery ONLY:
                                 (201) 222-4707

  Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

        [LOGO OF CORPORATE INVESTOR COMMUNICATIONS, INC. APPEARS HERE]

                     The Dealer Managers for the Offer are:

                              GOLDMAN, SACHS & CO.

                                85 Broad Street
                            New York, New York 10004
                         (212) 902-1000 (Call Collect)
                           (800) 323-5678 (Toll Free)